CORPORATE OVERVIEW

Gammon Gold is a TSX, BSX and NYSE listed, mid-tier gold and silver producer focused on mining operations and mineral properties in Mexico. Gammon has an attractive portfolio of assets in a geopolitically stable region including:

●	Ocampo Mine in Chihuahua, Mexico is our flagship asset that achieved commercial production in January 2007. It is currently one of the largest operating gold/silver mines in Chihuahua, Mexico;
●	El Cubo operation in Guanajuato, Mexico is located in a world-class mining district with 400 years of production history;
●	Guadalupe y Calvo in Chihuahua, Mexico is our gold-silver exploration project. It is an advanced stage exploration project with promising potential for both open pit and underground operations.
●	The Mezquite Project in Zacatecas, Mexico is a grassroots exploration project in the prospective Penasquito region.

2009 HIGHLIGHTS

●	Capital expansion program at Ocampo nearing completion
●	Ocampo underground achieved above target production levels in November and December, 2009
●	El Cubo reported best ever productivity levels in Q4 2009
●	9 quarters of positive operational cash flow
●	Net free cash flow positive in 2009
●	Strategic exploration program launched at Ocampo
●	Strategic exploration program launched at El Cubo
●	Independent Board of Directors
●	Completed public offering - Net proceeds of $108 million
●	Increased Line of Credit to $50 million
●	Significantly strengthened balance sheet

2010 STRATEGIC GOALS

Growth in 2010 is expected to be delivered through a variety of strategies including:

●	Pursue Business Development Opportunities
●	Launched up to $30 million Strategic Company-wide Exploration Program
●	Complete commissioning of the Phase III Mill Expansion by Q2, 2010
●	Meet Underground target of 1,500 tonnes per day by Q2, 2010 at Ocampo
●	Develop Santa Eduviges for Production in H2, 2010
●	Access Picacho Phase-2 High Grade Ore by Q2, 2010
●	Complete Heap Leach Expansion Commissioning by Q2, 2010
●	Achieve Steady State Production of 1,850 tonnes per day at El Cubo
●	Maximize Custom Milling Partnership with Peñoles at the Las Torres mill
●	Complete Scoping Study work at Guadalupe y Calvo in Q3, 2010

Contents

Letter from the Chairman of the Board	2
Letter from the CEO	4
Mine Operations: Ocampo	7
Mine Operations: El Cubo	12
Exploration	15
Health & Safety	24
Corporate Social Responsibility	26
Amended Management’s Discussion & Analysis	29
Management’s Responsibility for Financial Reporting	66
Auditors’ Report	67
Restated Consolidated Financial Statements	68
Notes to the Restated Consolidated Financial Statements	72
Board, Executive and Investor Information	back cover

2009 Highlights	2007	2008	2009
Financial (US$ thousands)	(restated)	(restated)	(restated)
Revenues	152,059	212,522	206,801
Earnings from operations	(61,622)	12,884	27,434
Net earnings	(89,690)	38,652	8,205
Cash flow from operations (before working capital changes)	(15,668)	48,784	73,144
Cash and cash equivalents at Dec. 31	3,709	3,258	128,977
Total assets at Dec. 31	753,952	796,563	964,368

Operating
Gold production	121,387	154,428	136,309
Silver production	5,035,704	5,778,874	5,165,514
Gold Eq. production (55:1)	212,945	259,498	230,228
Cash costs ($/oz) (55:1)(1)	688	512	430

Shareholders
Net earnings per share (basic) (US$)	(0.79)	0.33	0.07
Cash flow from operations per share (before working capital changes) (US$)	(0.14)	0.41	0.58
Share price at Dec. 31 (CAD$)	7.96	6.75	11.61
Weighted average shares outstanding at Dec. 31 (millions)	113,176,605	119,110,568	125,688,993
1. See the Non-GAAP Measures section on page 52 of the 2009 Annual Management’s Discussion and Analysis in this Annual Report.

MINERAL RESOURCE REPORTING STANDARDS

Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FORWARD-LOOKING INFORMATION

Certain statements included [or incorporated by reference] in this Annual Report, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, Mineral Reserves and Mineral Resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction and expansion, costs and timing of future exploration and reclamation expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in its annual inforamtion form and other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”) should be read for a description of certain factors that could cause the actual results of the Corporation to materially differ from those in the oral forward-looking statements. Forward-looking statements are made as of the date of this Annual Report or, in the case of documents incorporated by reference herein, as of the date of such document. The Corporation disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Report relating to Mineral Reserves or Mineral Resources for the Ocampo property have been prepared by employees of Gammon Gold Inc. under the supervision of Ramon Luna, P. Geo. Mineral Reserves have been calculated in accordance with the National Instrument 43-101 (“NI 43-101”), as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated” and “Inferred” Mineral Resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resource information contained herein is exclusive of, and not comparable to similar information regarding Mineral Reserves disclosed in accordance with requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into reserves. Calculations for the El Cubo property have been prepared by employees of Gammon Gold Inc. under the supervision of Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited.

The scientific and technical information relating to the Guadalupe y Calvo Project is based on the technical report on the Guadalupe y Calvo Project dated November 25, 2002 and was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The full text of this report is available under the Corporation’s profile at www.sedar.com.

Each of Messrs. Luna, Clark, and Wendt is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

EXPLORATION RESULTS

The exploration results reported throughout this document may not be representative of the mineralization at the exploration target, as there has been insufficient exploration to define mineral resource in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum. It is uncertain if further exploration will result in such targets being delineated as mineral resources. Full details of the Corporation’s exploration results are available in the 2009 interim and annual Management’s Discussion & Analysis and the following Corporation’s press releases, dated July 15, 2009, September 30, 2009 and March 30, 2010, respectively, under the Corporation’s profile at www.sedar.com and on the Corporation’s website www.gammongold.com.

LETTER FROM
THE CHAIRMAN OF THE BOARD

DEAR SHAREHOLDERS,

This has truly been a transformational year for Gammon Gold. We have seen significant positive changes throughout the organization. However, I would like to begin this letter by acknowledging the contribution of Fred George. In late October, we announced the retirement of Fred George as President, Chairman and member of the Board of Directors.

Mr. George was a co-founder of Gammon. Through the last 14 years he led the development of the Company from a small exploration Company to one of the largest gold and silver producers in Mexico. He also led Gammon Gold to a New York Stock Exchange listing. He proved himself to be one of the visionary leaders in the mining industry. His legacy is the successful consolidation of more than 49 mining concessions at Ocampo thereby creating one of the most exciting gold and silver districts in Mexico.

I would also like to acknowledge the contribution of both Kent Noseworthy and Canek Rangel. Both gentlemen have been members of the Board for the past five years and have proven to be active and engaged directors. They have served the Company and its shareholders well. The Board of Directors and management would like to take this opportunity to thank both gentlemen for their dedication and service to the Company. With my appointment and the appointment of Terrence Cooper, the Company’s Board of Directors is now a majority independent Board. We anticipate the appointment of four additional independent Board members at our upcoming Annual & Special Meeting of Shareholders.

The Board is resolved to ensure we keep up with, and be ahead of, the changing and forever challenging standards that are evolving in the market place.

OUR VISION: "COMMITTED TO RESPONSIBLY OPERATING AND GROWING TO BECOME THE MOST PROFITABLE NORTH AMERICAN PRECIOUS METAL COMPANY WHILE CREATING VALUE FOR ALL OUR STAKEHOLDERS."

2 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

We are fortunate that Gammon Gold is in the capable hands of a strong and dedicated management team. Their experience as operators and as strategic businessmen is evident in many of the accomplishments we have reported in 2009. We end 2009 in the healthiest position we have ever enjoyed and more importantly, begin 2010 ready to take on the next chapter in our growth strategy. We are now poised to see the benefits of the management team’s strategic decision, two years ago, to reinvest our strengthening cash flow back into operations.

Both management and the Board continue to lead with dedication to increasing shareholder wealth while striving to always operate at the highest standards of corporate governance in all areas of our business.

Recently, the senior management team and the Board of Directors met to discuss the Company’s future outlook. This collaborative effort set the course for longer-term, sustainable growth and increased shareholder value. As part of these meetings, the team revised its Vision Statement to more accurately reflect our strategic direction.

“Committed to responsibly operating and growing to become the most profitable North American precious metal Company while creating value for all our stakeholders.”

That vision reflects the strategy your Board and Management have defined for the Company’s growth and development for the future and opportunities outside our existing assets.

This has been a challenging but very productive year for Gammon Gold. The Board of Directors has every confidence in pledging continued support for management and the Company through the next stage of growth and development. We are optimistic that after so much hard work by such a dedicated team in every sector of our operation, we will be rewarded through our achievements in 2010 and beyond.

To our shareholders, we thank you for your ongoing support as the Company continues to grow and evolve. We are confident that 2010 will be a year where we continue to deliver shareholder value.

Yours truly,

/s/ Ron Smith
Ron Smith
Interim Chairman of the Board

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LETTER FROM THE CHIEF EXECUTIVE OFFICER

TO OUR SHAREHOLDERS,

When the current senior management team joined the Company in 2008 we made a commitment to shareholders to improve operations, and move the Company to positive cash flow and profitability.

An indication of our success to date is the 38% reduction in total cash costs and significantly improved margins, which have increased from $29/oz to $483/oz since 2007. This has since allowed the Company to internally fund a $108 million capital expansion program and a $13 million exploration program. Both these initiatives will help support the Company’s delivery of organic growth and consistency in our operations.

In 2009, management was able to take another step forward and implement strategies with a longer-term focus. Supported by operational enhancements achieved in 2008 that provided a strong cash flow profile, 2009 was a year where our disciplined approach began to deliver positive momentum. We are now poised to deliver growth and opportunity going forward.

OCAMPO CAPITAL EXPANSION PROGRAM

Management’s strategic capital expansion program at Ocampo continued into 2009. This growth-oriented program will allow the Company to deliver on its key production targets in 2010 and beyond. The final phase of the mill expansion program will be commissioned during the second quarter of 2010, at which time the mill capacity will increase to between 3,300-3,400 tonnes per day, more than double the original capacity. The conversion of the current heap leach facility to a valley fill design will provide an additional 10 million tonnes of stacking capacity. This expansion of the mill facility and the re-optimization of the heap leach pad provides additional processing capacity with minimal capital cost requirements.

OCAMPO UNDERGROUND DEVELOPMENT

Since 2008 the Company has been focused on developing the underground mine at Ocampo. Although the time taken to accomplish this may have been frustrating to many stakeholders, a disciplined approach was necessary to ensure sustainable operations for the years ahead. In late Q4 underground production rates began to increase and in December we reported above targeted rates for the quarter. This level of productivity has continued into 2010 and by the end of the first quarter of 2010, we expect the current underground mine to sustain its targeted production levels of 1,500 tonnes per day. The Santa Eduviges deposit, located under the Ocampo open pits, is currently being developed as the second underground mine at Ocampo. Based on the positive results we have received to date, we have targeted production to commence at Santa Eduviges in the latter part of 2010.

7-DAY WORK WEEK AT EL CUBO

Since 2008 management has been focused on improving productivity at our El Cubo operation. In 2009 we continued our efforts in optimizing the workforce to gain additional operational efficiencies by the implementation of a 7-day continuous schedule through the implementation of a bonus system that rewards exemplary performance. While the union that represents a portion of our underground workers was not initially in favour of the move to a 7-day work schedule, our team remained resolute. After a 7-week work stoppage, the union returned to work in mid-June and adopted the new continuous work schedule. The momentum of this continuous schedule continued in subsequent months, and at the end of the year El Cubo was reporting best-ever productivity levels as measured by tonnes of ore mined per day. The introduction of a production bonus program in the fourth quarter further enhanced productivity. We fully expect that productivity will continue to improve during the first half of 2010 and will remain strong throughout 2010.

René Marion, President & CEO

4 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

STRONG CASH FLOW PERFORMANCE & STRENGTHENED BALANCE SHEET

As operations began to improve and we gained further efficiencies, the Company’s operational cash flow profile began to strengthen correspondingly. Supported by a strong metal price environment, we have reported positive operating cash flow over the past nine quarters. We reinvested this positive cash flow back into operations. As a result, we were able to internally fund our capital expansion program and launch an aggressive exploration program at all our properties.

In late October, with our share price near our 52-week high and the gold price at record levels, we were able to complete an equity financing for net proceeds of US$108 million. The strategic timing of this financing ensures the Company has adequate funds to execute our growth strategy with minimal dilution to our shareholders.

LAUNCHED AGGRESSIVE EXPLORATION PROGRAM

Our improved cash flow profile allowed the Company to launch a strategic and aggressive exploration program. The focus on exploration in 2009 was on numerous prospective targets that have been identified at all our assets for follow-up and potential development.

Late in 2009 our exploration success continued at our El Cubo property as well. Early results from El Cubo have been very encouraging, particularly at the Dolores/Capulin, Puertocito and Fenix targets. After a year with little activity, work has resumed at Guadalupe y Calvo, and we remain on target to complete a scoping study by the end of the third quarter 2010.

With only a small portion of our properties explored, we will continue to drive our exploration program at all our assets, to further identify and unlock the potential in our assets.

CORPORATE SOCIAL RESPONSIBILITY & SAFETY

Equally important as our operational improvements and strong cash flow profile is the safety of our workforce. Our workers are our greatest asset, and their safety is our paramount concern. In 2009 we  continued to focus on improving safety at all our operations. Through our improved safety practices and ongoing training programs, we have met our 2009 targets for improving our safety performance. Our Lost Time Incident Frequency Rate (“LTIFR”) has reduced by 42% company-wide since the 2007 year end. We will continue to work with our entire team to ensure we offer the systems and training to continually improve our safety record in 2010 and beyond.

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The Company is also committed to being good corporate citizens, and we work collaboratively with the communities that host our operations. We have implemented a number of Corporate Social Responsibility (“CSR”) programs aimed at delivering programs that will positively impact the communities where we work. One noteworthy achievement was the reduced diesel consumption at Ocampo. As a result, we were publicly recognized for the significant reduction in greenhouse gas emissions.

2010 will be a year when these programs are enhanced to provide even more benefits for these communities.

CORPORATE GOVERNANCE

I would like to welcome Ron Smith and Terrence Cooper to the Gammon Board. With the addition of these two experienced and talented Board members, the Gammon Board of Directors is now majority independent. We anticipate appointment of additional Board members at the 2010 Annual & Special Meeting of Shareholders, and we will continually strive to strengthen our corporate governance practices.

Our strategic and disciplined approach will ensure long-term sustainable growth for our shareholders. Through the efforts of our entire team, we are ready for the next stage in our strategic plan. With our strong balance sheet, and operations running well, 2010 will be a year where growth and further development will be our focus.

As with any successful organization, Gammon is supported by a strong team in all areas of our Company. I would like to extend my personal and sincere thanks to the entire Gammon team who come to work each day with the drive to succeed and the tenacity to deliver.

Yours truly,

/s/ René Marion
René Marion
President and Chief Executive Officer

6 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

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LOCATION AND BACKGROUND

Gammon Gold has a 100% interest in the Ocampo gold-silver project, located in the Sierra Madre Occidental, Chihuahua, Mexico. The Ocampo mine was commissioned in January 2007 and is currently one of the largest operating gold/silver mines in Chihuahua State. The property covers more than 12,000 hectares. The Ocampo mine is comprised of both an open pit and an underground mine with milling and crushing/heap leach processing facilities.

OCAMPO – 2009 HIGHLIGHTS

The majority of the Company’s focus in 2009 was on further enhancing its cornerstone asset, the Ocampo mine.

One of the key capital expansion projects is the 3-phased Ocampo mill expansion program. By the end of 2009 two phases had been completed with the final phase targeted to be commissioned during the second quarter 2010. As a result of the mill expansion program completed to date, in 2009 we averaged approximately 2,650 tonnes per day of ore at the mill facility as compared to 1,280 tonnes per day in 2007 and 1,800 tonnes per day in 2008. When phase-3 of the mill expansion program is complete, mill processing capacity is expected to increase to between 3,300 to 3,400 tonnes per day. In 2010, the Company expects to focus on adding redundancy to the mill circuit in order to improve recoveries and ensure uninterrupted operations during periods of required maintenance. This project would include the installation of a fourth filter press, a sixth leach tank and seventh thickener to the mill circuit. Additional automation will be introduced to further optimize processing.

8 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

During 2009, the flexibility of the open pits allowed management to undertake the mill expansion and underground development programs while maintaining production and positive cash flow. During this period, a greater portion of high grade ore from the open pits was directed to the mill facility for processing, which ensured the mill was always operating efficiently. This allowed management to remain focused on underground development. Looking to the future, our exploration program has identified the Las Molinas deposit, located in close proximity to our mill facility, as a potential sixth open pit mine. Additionally, we anticipate having access to phase-2 high grade ore at the Picacho open pit by Q2, 2010 that will augment the current mill feed. To date, 8.3 million tonnes of pre stripping was completed at Picacho with an additional 4.7 million tonnes planned for 2010. We are currently completing laybacks in the Plaza de Gallos and Refugio open pits where stripping activities are well advanced.

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Production at the Ocampo underground mine began to improve significantly during the fourth quarter. The disciplined approach in developing the underground mine is expected to allow the Company to maintain production at targeted levels of 1,500 tonnes per day by the end of Q1 2010.

10 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

We have advanced development of the Santa Eduviges underground mine at Ocampo, the potential second underground mine, which is targeted to come into production in the latter part of 2010. The increased ore tonnages from the underground mine are expected to provide the mill facility with a greater proportion of higher grade ore for processing.

In early 2009, in response to tightening of the credit markets, the Company had strategically reduced the daily stacking rate at the heap leach pad in order to defer the construction of an additional heap leach pad and thereby reserve capital. However, in mid-2009, the Company completed an engineering study that re-optimized the remaining stacking capacity at the heap leach pad. This identified an additional 10 million tonnes of stacking capacity by converting the heap leach pad to a valley leach design. This cost effective expansion allowed the Company to begin to ramp up to targeted stacking levels of 10-12,000 tonnes per day in the latter part of the year.

LOOKING AHEAD – 2010

With the capital expansion program largely complete, unit cost efficiencies being realized and the underground performing at targeted levels, Ocampo is positioned to benefit from these strategic enhancements and deliver on its inherent potential.

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LOCATION AND BACKGROUND

The El Cubo Mine is located in the village of El Cubo, approximately 10 kilometres east of Guanajuato, the capital city of the State of Guanajuato, Mexico. The mine covers almost 14,000 hectares, including 5,999 hectares of land leased from Industrias Peñoles.

The El Cubo Mine is comprised of the original El Cubo Mine, now owned by Gammon Gold, plus the Las Torres Complex (Los Cedros and Peregrina Mines and the Las Torres Mill), leased from Peñoles. It is located in a world-class mining district with over 400 years of production history. During the latter part of 2008, processing and administration were consolidated at the Las Torres Mill, which has a processing capacity of up to 2,200 tonnes per day.

2009 HIGHLIGHTS

During 2009, we continued to focus on enhancing productivity and reducing operating costs throughout the operation. One important step towards achieving our objective was to successfully negotiate a 7-day continuous work schedule with the El Cubo union. While the negotiations with the union resulted in a 7-week labour stoppage in May and June, management was steadfast in its resolve to ensure the union agreed to adopt this industry standard work schedule. This more efficient work schedule allows the El Cubo mine to operate more efficiently and cost effectively. The success of this initiative was clearly demonstrated in the continued improvement in productivity achieved since the adoption of the continuous work schedule. The fourth quarter was the best production quarter the mine has ever reported with December reporting record productivity levels. The introduction of a production bonus program in the fourth quarter helped strengthen the commitment to this new work schedule.

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The Las Torres mill facility.

LOOKING AHEAD TO 2010

El Cubo begins 2010 well positioned to achieve continued productivity enhancements. 2010 will be the first full year where we can expect to benefit fully from both the continuous work schedule and the production bonus program. During 2010 the El Cubo operation will also benefit from a mill processing agreement with Pe~ noles whereby ore from Los Chorros will be processed at the Las Torres mill. The ability to utilize redundant capacity at the Las Torres mill is expected to offset a portion of operating costs going forward.

Additionally, in 2010 the Company will dedicate additional time and resources to further develop this asset. While improvements to El Cubo’s operations have ensured this mine generates positive operating cash flow, we are confident that there is more potential yet to be unlocked. With stabilizing operations at our Ocampo mine, our 2010 objective is to fully explore this potential and position this mine as a core asset of the Company.

14 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

2009 Exploration

Ocampo
El Cubo
Guadalupe y Calvo

2009 EXPLORATION

Since 2004, the majority of the Company’s efforts were directed to the commissioning of the Ocampo mine. During this period as the Company evolved from a junior exploration company to a precious metals producer, a strategic exploration program was deferred until the commissioning was complete and operations were running well.

A STRATEGIC EXPLORATION PROGRAM

In mid-2008 the Company launched a strategic exploration program, the first dedicated and strategic program since 2004. 2009 was the first full year where the strong cash flow profile supported an aggressive 115,500 metre exploration program at Ocampo. The 2009 program was focused on in-fill drilling of open pit reserves to increase reserve confidence, drilling open pit resources within existing resource open pit limits and the identification of new grassroots targets.

●

During the past six months, the Company focused on drilling at the Santa Eduviges underground target at Ocampo. Santa Eduviges is located under the current open pits and is within close proximity of the main crushing circuit. Development of Santa Eduviges was a key focus of the exploration program of the Company during the latter part of 2009 and early 2010. Currently, the Company is targeting to have Santa Eduviges in production in the second half of 2010.

●

The 2009 Ocampo exploration program implemented priority drilling programs at Las Molinas, Altagracia, Picacho SE, San Amado, Cerro Colorado and Santa Librada. The $13.3 million 2010 exploration program will continue to develop these as well as the 5 open pit and 12 underground targets identified throughout the year.

●

In the fourth quarter of 2009, an exploration program was launched at the El Cubo mine. Until the launch of this 44,000 metre program, there had not been a strategic exploration program conducted on this property in more than a decade. Early drill results from the Dolores – Capulin, Puertocito and the Fenix target have been very encouraging and follow up drilling on these targets continue as part of the $9.6 million 2010 exploration program.

●

During 2009, activity at the advanced Guadalupe y Calvo project was restricted by a production covenant imposed by the Company’s lenders. In the fourth quarter of 2009 this restrictive covenant was lifted and the Company will focus on completing a Scoping Study during the third quarter of 2010.

OCAMPO EXPLORATION

In late 2008, the Company, supported by improved operations and strong cash flow, launched a strategic exploration program including a 115,500 metre exploration program at Ocampo. With less than 20% of Ocampo’s land package explored at that time, unlocking the potential of this land package is a key target in our long-term growth strategy.

During 2009, the Company drilled 166 reverse circulation holes (31,028 metres) and 442 diamond drill holes (84,465 metres) for a total of 608 holes (115,493 metres) at Ocampo. The drilling was separated into two programs; reserve-resource definition drilling (85,693 metres), and new brownfields exploration drilling (29,800 metres).

16GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

Highlights of the 2009 program included:

●	A program of combined core and reverse circulation drilling was completed in the four open pits of Conico – Refugio – Plaza de Gallos – Picacho to better define the existing resource and mine model.
●

An extensive program of underground drilling was completed in the NE Underground Mine to extend known veins at depth, including the Belen vein. Some of the best intercepts are listed in the table below.

●	A new underground drill program was completed on the Santa Eduviges vein which defined a potentially underground-mineable vein deposit under the existing open pits.
●	6,960 metres of drilling on the Las Molinas zone, just northeast of the existing mill infrastructure, discovered and delineated a new deposit that demonstrated a potential for a sixth open pit mine.
●

We completed 10,408 metres of surface core drilling at the San Amado – La Leona target zone during the year. This vein system occurs on the northeast side of the district, and had shown some high-grade intercepts in late 2008, just below the 1,611 metre level of the underground mine. The work this year discovered several very high-grade occurrences above the 1,611 level, on both the San Amado and from some sub-parallel veins in the hanging wall of the San Amado Vein. Some of the best intercepts are listed in the table below.

San Amado & Belen Core Results							Gold equivalent
Hole	Vein	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	(g/t)(55:1)
OG-812	San Amado	12.3	13.8	1.6	13.40	33	14.01
OG-812	San Amado	91.5	94.6	3.1	2.22	173	5.37
OG-758	San Amado	303.2	304.0	0.9	5.50	249	10.03
OG-797	San Amado Alto	227.6	228.1	0.5	318.0	1028	336.68
OG-787	San Amado Alto	147.7	149.7	2.0	10.05	124	12.30
OG-784	San Amado Alto	165.0	166.0	1.0	6.43	58	7.48
OG-784	San Amado Alto	212.0	212.5	0.5	3.10	282	8.23
OU-657	Belen	130.4	132.0	1.6	9.7	374.9	16.48
OU-661	Belen	102.5	105.0	2.5	2.0	175.0	5.20
OU-717	Belen	164.3	167.9	3.6	19.5	138.3	22.03
OU-719	Belen	138.5	149.3	10.8	6.5	803.4	21.11

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●

The Company completed 21 core holes for 5,295 metres at the Altagracia vein system on the southeast side of the district. This drilling, combined with detailed geologic mapping and compilation, defined two sub-parallel trending vein systems in this area, both of which have shown some locally high-grade gold-silver mineralization. Some of the best intercepts to date include:

Altagracia Core Results							Gold equivalent
Hole	Vein	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	(g/t)(55:1)
OG-597	Altagracia	142.0	151.0	9.0	11.81	94	13.51
OG-680	Altagracia	323.0	333.4	10.4	3.01	241	7.38
OG-745	Altagracia	14.8	17.8	3.1	15.77	26	16.25
OG-746	Altagracia	145.5	147.0	1.5	8.54	0	8.54

●

A top-technology satellite mapping of alteration and structural geology was integrated with ground-based quantitative alteration mapping to better define alteration and structural features related to orebodies. The work resulted in recognition and definition of a substantial exploration target in the northwest part of the property referred to as Cerro Colorado at the Santa Librada target south of the open pits.

●

A new geologic program refined the volcanic stratigraphy and structural geology, which was then used to build a solid geologic map of the entire property. This work discovered numerous mineralized showings that were subsequently sampled geochemically, and several of which resulted in drill targets. The work also shows that the entire stratigraphic package and ore district appear to be tilted approximately 20 degrees eastward, suggesting that the districts’ mineralization is open to the northeast and southeast under the cover of post-mineral volcanics.

●

A major geochemical program was instituted at Ocampo, consisting of drainage geochemistry, grid rock geochemistry, chip- channel sampling of veins and alteration, as well as systematic sampling of existing and new drill holes for pathfinder elements in an effort to build a three-dimensional model for pathfinder and base metal metallization in the Ocampo district.

18 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

EL CUBO EXPLORATION

The El Cubo Mine and property are a part of the Guanajuato District, one of the greatest low-sulfidation epithermal ore districts of the world. Past production in the district is estimated at approximately 6 million ounces of gold and 1,250 million ounces of silver or 28.7 million ounces of gold equivalent (55:1). A strategic exploration program was initiated in 2009 to determine if there is significant exploration potential to increase the reserves and production over the near term.

A TARGETED APPROACH

We began the year with a dedicated six-month program of data compilation, office geology, and then extensive field mapping over the Sierra Vein system in the El Cubo properties. The work generated a practical empirical exploration model that was then used to identify other substantial exploration targets. The geology showed that the majority of the ore production on the Sierra Vein system came from two formations – the La Bufa Rhyolite and the Guanajuato Conglomerate. Furthermore, this work showed that there are extensive portions of the Villalpando vein system, and other veins, that have not reached these formations. Using these criteria, our team identified 16 new exploration targets with a cumulative strikelength of 15 kilometres within the Company’s land package. 10 primary exploration targets were identified as drill targets. These exploration targets were subsequently ranked and a drill program designed to test the best targets. A 44,000 metre drilling program was launched in September, 2009.

During the year, the Company completed 45 core holes for 4,275 metres of underground drilling and 38 core holes for 7,374 metres of surface drilling. The brownfields exploration program was focused on two targets in 2009, the San Cosme vein in the Fenix deposit, and the intersection of the Dolores and Capulin vein-faults in the southern portion of the district. Work on the Fenix deposit was launched at year-end, however the work at the Dolores – Capulin was sufficient to define a deposit at the intersection of these two structures.

TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 19

The work on the Dolores – Capulin target area was successful in discovering both narrow high-grade vein mineralization, as well as thick potentially bulk-mineable deposits of lower grade mineralization. The geology of this discovery consists of two perpendicular vein-faults with wide zones of 10 to 50 metres of alteration and sheeted veining, mixed with argillic alteration. Some of the key drill intercepts in this target are listed in the table below.

In mid-2009, geologic mapping and compilation efforts by the Company’s geologists determined that there is a major fault structure in the north part of the Villalpando vein system that was previously not considered a major target. This fault, called the Puertocito Fault, may actually be the northward continuation of the Villalpando Vein (the major vein in the district). Early drilling in the target has returned impressive widths and grades. The Company has also completed a series of new drill holes on the Fenix target, just southeast of the Puertocito target, where past drilling had encountered some wide intercepts of gold-silver mineralization. Some of the key drill intercepts in these targets are listed in the table below.

Dolores – Capulin, Puertocito & Fenix Core Results							Gold equivalent
Hole	Vein	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)	(g/t)(55:1)
C-478	Dolores SE	106.6	115.7	9.1	1.70	172	4.88
C-479	Dolores SE	152.0	167.8	15.8	0.40	42	1.13
C-479	Dolores SE	171.9	172.6	0.7	0.80	233	5.04
C-494	Dolores SE	197.9	199.1	1.2	1.20	209	4.97
C-481	Capulin	157.0	186.8	29.8	1.10	106	3.00
C-482	Capulin	117.9	138.2	20.3	1.0	51	1.96
C-483	Capulin	132.7	135.8	3.1	2.8	291	8.06
C-485	Capulin	226.9	228.7	1.8	0.30	272	5.19
C-523	Puertocito	94.8	99.7	4.9	12.50	188	15.91
C-524	Puertocito	137.2	137.7	0.5	17.00	35	17.64
C-525	Puertocito	98.2	101.5	3.3	10.60	181	13.93
CM-30	Fenix	41.8	74.4	32.6	0.50	30	1.02
CM-30	Fenix	81.4	108.5	27.1	0.70	28	1.21
CM-31	Fenix	76.7	82.9	6.2	4.40	26	4.90
CM-36	Fenix	75.3	91.2	15.9	0.70	56	1.68

20 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

GUADALUPE Y CALVO EXPLORATION

The Guadalupe y Calvo gold-silver exploration project occurs in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua, Mexico. It is approximately 300 kilometres southwest of the city of Chihuahua. The project contains an Inferred Resource of 1.08 million ounces of gold and 45.6 million ounces of silver (Pincock, Allen & Holt, November 2002). Drilling to date has demonstrated the potential for both an open pit and underground operation.

In 2009, due to restrictive credit facility financial covenants, minimal exploration activity was conducted on this property. However, during the year the Company identified stream-sediment geochemical anomalies near the northwest portion of the property. Based on these positive results, the Company registered an additional 36,750 hectares that could include potential extensions to this system.

Fieldwork completed during the year identified a large zone of weak stockwork quartz veining in a granodiorite that has locally anomalous gold and silver. During the fourth quarter, the Company completed a soil geochemical survey over this zone and identified a 100 by 700 metre gold geochemical anomaly that will be scheduled for drilling in 2010. Initial hand trenching on this target showed a best value of 1.5 metres grading 3.24 grams per tonne gold equivalent (55:1), but with the surrounding 18 metres grading 0.35 grams per tonne gold equivalent.

With the successful re-negotiation of the Company’s credit facility, all restrictive covenants have been removed and activity will be accelerated in 2010. The key objective for this property will be the completion of a Scoping Study targeted for the end of the third quarter of 2010.

MEZQUITE PROJECT EXPLORATION

In March 2010, Gammon signed definitive purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The Mezquite Project, in Zacatecas State, covers 460 hectares and lies on a 70 kilometre belt with over 25.6 million ounces of gold and 1,522 million ounces of silver, or approximately 53.3 million gold equivalent ounces at a gold-to-silver ratio of 55:1, in published reserves and resources, excluding Inferred Resources, for properties in the area.

TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 21

2009 MINERAL RESERVES & RESOURCES

Ocampo Proven & Probable Reserves (4, 5, 7, 8, 10)
MINERAL	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
CATEGORY	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(1)
Open Pit Area(9)
Proven	0.39	17	0.67	29,636		374		15,813		643
Probable	0.40	16	0.67	31,612		406		16,180		681
Total Open Pit Area Proven & Probable	0.40	16	0.67	61,248		781		31,994		1,324
Underground Area
Proven	3.67	186	6.83	2,266		268		13,524		497
Probable	3.25	151	5.81	686		72		3,323		128
Total Underground Area Proven & Probable	3.58	177	6.59	2,953		339		16,847		626
Total Proven	0.63	29	1.11	31,902		642		29,337		1,140
Total Probable	0.46	19	0.78	32,299		478		19,504		809
Total Ocampo Proven & Probable	0.54	24	0.94	64,201		1,120		48,841		1,949

El Cubo Proven & Probable Reserves (4, 5, 7,10)
MINERAL	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
CATEGORY	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(1)
El Cubo
Proven	2.72	159	5.43	1,373		120		7,028		240
Probable	2.86	141	5.26	1,688		155		7,651		285
Total El Cubo Proven & Probable Reserves	2.80	149	5.33	3,061		275		14,679		525
Las Torres (Underground)
Proven	1.60	155	4.24	305		16		1,521		41
Probable	1.86	153	4.47	209		13		1,031		30
Total Las Torres Proven & Probable Reserves	1.71	155	4.33	514		28		2,552		72
Total Proven	2.52	158	5.21	1,678		136		8,549		281
Total Probable	2.75	142	5.17	1,897		168		8,682		315
Total Proven & Probable Reserves	2.64	150	5.19	3,575		304		17,232		596

Total Summary of Proven & Probable Reserves (4, 5, 7, 8, 10)
MINERAL	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
CATEGORY	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(1)
Total Proven	0.72	35	1.32	33,580		778		37,886		1,422
Total Probable	0.59	26	1.02	34,196		646		28,186		1,124
Total Proven & Probable Reserves	0.65	30	1.17	67,776		1,424		66,072		2,546

Ocampo Measured, Indicated & Inferred Resources (3, 4, 5, 7, 8, 10)
MINERAL	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
CATEGORY	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(2)
Open Pit Area(9)
Measured	0.20	7	0.31	5.604		35		1,220		56
Indicated	0.16	6	0.25	9,008		46		1,613		73
Total Open Pit Area Measured & Indicated	0.17	6	0.27	14,612		81		2,833		129
Inferred	1.42	38	2.06	8,888		405		10,957		588
Underground Area
Measured	3.10	190	6.26	275		27		1,681		55
Indicated	2.20	87	3.65	230		16		645		27
Total Underground Measured & Indicated	2.69	143	5.08	505		44		2,326		82
Inferred	4.50	262	8.86	5,330		771		44,858		1,519
Summary – Total Measured & Indicated
Total Measured	0.33	15	0.59	5,879		63		2,901		111
Total Indicated	0.21	8	0.34	9,238		62		2,258		100
Total Measured & Indicated	0.26	11	0.43	15,117		125		5,159		211
Summary – Total Inferred
Total Inferred	2.57	122	4.61	14,218		1,176		55,815		2,107

22 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

El Cubo Measured, Indicated & Inferred Resources (3, 4, 5, 7, 10)
MINERAL	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
CATEGORY	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(2)
El Cubo
Measured	1.91	93	3.46	112		7		334		12
Indicated	2.03	96	3.63	197		13		608		23
Total El Cubo Measured & Indicated Resources	1.99	95	3.57	309		20		942		36
Inferred	4.10	203	7.49	2,416		319		15,790		582
Las Torres
Measured	2.02	68	3.14	27		2		59		3
Indicated	2.13	65	3.22	11		1		24		1
Total Las Torres Measured & Indicated Resources	2.05	67	3.17	38		3		82		4
Inferred	4.34	171	7.19	487		68		2,679		113
Fenix Pit
Measured	—	—	—	—		—		—		—
Indicated	2.72	49	3.54	2,100		184		3,308		239
Total Fenix Pit Measured & Indicated	2.72	49	3.54	2,100		184		3,308		239
Inferred	—	—	—	—		—		—		—
Summary – Measured & Indicated
Total Measured	1.93	88	3.40	139		9		393		15
Total Indicated	2.66	53	3.54	2,309		197		3,940		263
Total Measured & Indicated	2.62	55	3.53	2,448		206		4,333		278
Summary – Inferred
Total Inferred	4.14	198	7.44	2,903		387		18,469		694

Guadalupe y Calvo Estimate of Inferred Resources (3, 4, 5, 7, 10)
DEPOSIT	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
LOCATION	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(2)
Rosario Bulk Tonnage (at 75% of available tonnes)	1.60	96	3.25	10,700		566		33,100		1,118
Rosario Underground (at 33% of available tonnes)	18.50	435	24.28	700		393		9,200		546
Rosario
Total Rosario Inferred	2.64	117	4.54	11,400		959		42,300		1,664
Nankin Underground (at 33% of available tonnes)	9.25	260	13.45	400		118		3,300		173
Nankin
Total Nankin Inferred	9.25	260	13.45	400		118		3,300		173
Summary – Inferred
Total Rosario and Nankin Inferred	2.84	120	4.84	11,800		1,077		45,600		1,837

Total Summary of Measured, Indicated and Inferred Resources (3, 4, 5, 10)
MINERAL	GOLD	SILVER	GOLD EQUIV.	TONNES		GOLD OZ.		SILVER OZ.		GOLD EQUIV. OZ.
CATEGORY	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s	)	(000’s	)	(000’s	)	(000’s	)(2)
Summary – Measured & Indicated
Total Measured	0.37	17	0.65	6,018		72		3,294		126
Total Indicated	0.70	17	0.98	11,546		259		6,198		363
Total Measured & Indicated	0.59	17	0.87	17,565		331		9,492		489
Summary – Inferred
Total Inferred	2.84	129	4.99	28,921		2,640		119,884		4,638

Notes to Mineral Reserves & Resources
1.	Gold equivalent calculations use the reserve metal prices of $845/oz for gold and $14.35/oz for silver for a gold to silver ratio of 58.89:1.
2.	Gold equivalent calculations use the resource metal prices of $975/oz for gold and $16.25/oz for silver for a gold to silver ratio of 60.00:1.
3.	These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.
4.	Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into Reserves.
5.	Mineral Reserves and Resources have been calculated as at December 31, 2009.
6.	Grade represents an average, weighted by reference to tonnes of ore type where several recovery processes apply.
7.	The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2009 are as follows:
	Au Metallurgical	Ag Metallurgical	Cut-off
Mine	Recovery (%)	Recovery (%)	Grade g/t
Ocampo Open-Pit Mill	96	92	>2.5
Ocampo Open Pit Fine Crush	82	72	>0.7-2.5
Ocampo Open Pit Coarse Crush	60	35	>0.18-0.70
Ocampo Underground	96	82	2.0
El Cubo	89	89	2.19
All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.
8.	The Ocampo Open Pit strip ratio is 2.3:1.
9.	The basis for the reserve estimation is the Learchs-Grossman pit optimization methodology.
10.	Sums may not add to totals due to rounding.

TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 23

WORKPLACE INITIATIVES

Gammon Gold is committed to providing a safe and healthy working environment for every member of our workforce. That continuing commitment to the safety and well-being of our workforce was rewarded with a dramatic reduction in our Lost Time Injury Frequency Rates (“LTIFR”). In 2009, our LTIFR declined by 42% over 2007 and declined by 30% over 2008. This significant improvement is a strong indication of the value of our commitment to workplace safety.

Every member of our workforce receives a safety training course when they join the Company. This initial training program is supplemented with ongoing training programs designed to further strengthen and support our safety practices. Some of the programs include:

●	cyanide handling
●	proper storage and handling of explosives
●	first aid
●	installation of fire suppression pumps
●	rescue team training
●	ongoing safety inspections

A number of additional initiatives in 2009 supported our commitment to enhancing our safety practices:

●	The number of Emergency Response Teams at Ocampo was increased from 1 to 3, enhancing our incident response capacity.
●

We have launched a standardized certified driver program. This is a joint training project with State authorities, aimed at raising standards, improving safety and efficiency, and creating a commonality of standards.

The Company is also committed to improving the health of its workforce. We promote a healthy lifestyle choice for our employees and their families. At our Ocampo mine our workers have access to a gymnasium that includes a certified fitness trainer. A basketball court is a well used facility that provides both exercise and entertainment for our workers at Ocampo.

Through the year our medical staff continued initiatives to monitor the overall health and well-being of our employees, with particular emphasis on cholesterol, diabetes, and oral health.

In 2010 the Company will continue to encourage the belief among employees that zero accidents are possible. We want our employees to go to work without fear, and go home each day safe and healthy. Our health and safety strategies are constantly reviewed and refined, to achieve that objective.

TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 25

At Gammon Gold we believe we are responsible members of the communities where we work. We protect the health and safety of employees on our job sites, and we are committed to improving services and the quality of life for their families and local communities.

We continued to enhance our Corporate Social Responsibility (“CSR”) programs at both our mines. New projects were introduced in 2009 that provided additional positive socioeconomic impacts to local communities.

EMPLOYMENT

●

Local women in the town of Ocampo have been engaged to supply packed lunches to our underground employees. The delivery of 300 meals daily provides employment and income for these women and their families.

●	A group of local seamstresses, located near the Ocampo mine, have been recently contracted to supply coveralls and vests for the Ocampo workforce.
●	The Company will also provide micro-business loans to local businesses that support the economic development of their communities.
●	The Company is developing training programs for employees and local residents that is focused on building skills the Company needs and improving the career prospects of the trainees.

ENVIRONMENT

An extensive re-planting program was carried out as part of the reclamation and remediation of a former tailings dam at El Cubo.

COMMUNITY PROJECTS

We appointed an engineer to work exclusively on organizing sustainable projects that will benefit our host communities. Currently we are conducting a survey of potential projects that will provide additional lasting benefits to these communities.

TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 27

HEALTH AND WELFARE

We introduced a substance abuse training program at Ocampo that supports our existing programs aimed at promoting better lifestyle choices.

Other CSR projects that have continued in 2009:

●	Local women continue to take advantage of the Truck Operator Training Program at Ocampo;
●	The ‘Buy Local First’ strategy continues to support local suppliers;
●	We have maintained our commitment to resurfacing local roads and support local beautification initiatives at Ocampo;
●	We continue to maintain year-round a 25 kilometre dirt road from Ocampo to Cahuisori, and support home improvement projects;
●	We maintain internet connections at the Ocampo middle school and a local internet café;
●	The Company continues to offer apprenticeship programs at Ocampo for local youth aimed at providing ongoing employment at the mine;
●	We continue to support the community centres and libraries in El Cubo and Ocampo;
●	Re-forestation Day continues to have positive impact on the local communities where residents take the opportunity to improve their environment by planting trees;
●	We also continue to support community relations initiatives at Guadalupe y Calvo.

Gammon Gold takes very seriously its obligations as a responsible corporate citizen. Through collaboration with host communities, we deliver CSR programs that enhance the social and economic well-being of the communities where we work. The development programs we are putting in place will provide benefits beyond the life of the mine.

28 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009

Amended Management's Discussion and Analysis

For the year ended December 31, 2009

Gammon Gold Inc.

AMENDED MANAGEMENT'S DISCUSSION & ANALYSIS
For the year ended December 31, 2009

Table of Contents
Amendment and Restatement made May 13, 2010	30
Overview of the Business. .	30
2009 Highlights. .	31
Outlook and Strategy	32
Summarized Annual Financial and Operating Results	34
Review of Annual Financial Results	34
Summary of Quarterly Financial and Operating Results	35
Review of Fourth Quarter Financial Results	36
Results of Operations. .	36
Operational Review – Ocampo Mine .	37
Operational Review – El Cubo Mine	45
Consolidated Expenses	47
Consolidated Other Income / (Expense) .	48
Consolidated Income Tax Expense / (Recovery)	48
Financial Condition	48
Key Economic Trends. .	49
Liquidity and Capital Resources .	49
Contractual Obligations. .	51
Outstanding Share Data	51
Off-Balance Sheet Arrangements	51
Financial Instruments and Hedging	51
Transactions with Related Parties .	52
Non-GAAP Measures. .	52
Risks and Uncertainties	54
Changes in Accounting Policies .	56
International Financial Reporting Standards .	57
Subsequent Events	58
Critical Accounting Policies and Estimates .	59
Controls and Procedures	60
Cautionary Note to U.S. Investors	61
Cautionary Note regarding Forward-Looking Statements	61

This amended and restated Management’s Discussion and Analysis (“MD&A”), dated May 13, 2010, relates to the ﬁnancial condition and results of operations of Gammon Gold Inc. (“the Company”) together with its wholly owned subsidiaries, and should be read in conjunction with the Company’s amended and restated consolidated ﬁnancial statements for the year ended December 31, 2009, and notes thereto. Details of the restatement are provided in note 2 to the December 31, 2009 restated consolidated ﬁnancial statements. The amended and restated consolidated ﬁnancial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All results are presented in United States dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identiﬁed in the Forward-Looking Statements portion of this document. The ﬁrst, second, third and fourth quarters of the Company’s ﬁscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Amendment And Restatement Made May 13, 2010

During the preparation of the March 31, 2010 interim consolidated ﬁnancial statements, the Company identiﬁed an error relating to its consolidated ﬁnancial statements for the years ended December 31, 2008 and 2009 and the related interim periods. In those previously released ﬁnancial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future income tax liabilities arising on the acquisition of Mexgold Resources Inc. on August 8, 2006. This restatement gives effect to the adjustment of those future income tax liabilities to properly reﬂect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose. For the year ended December 31, 2009, the impact of this adjustment was to decrease future income tax liabilities by $14.1 million, and decrease foreign exchange losses by $6.5 million. Net earnings increased by $6.5 million, and basic and diluted net earnings per share increased from $0.01 to $0.07 per share. For the year ended December 31, 2008, the impact of this adjustment was to decrease future income tax liabilities by $7.6 million, decrease opening deﬁcit by $8.9 million, and decrease foreign exchange gains by $1.3 million. Net earnings decreased by $1.3 million, and basic and diluted net earnings per share decreased from $0.34 and $0.33 to $0.33 and $0.32 per share respectively. There was no income tax effect as a result of this adjustment.

As a result, the Company incorrectly presented the consolidated balance sheets, consolidated statements of operations and comprehensive income / (loss), and shareholders’ equity for the periods discussed above, and is correcting such presentation in the amended and restated 2009 consolidated ﬁnancial statements. Further information on these adjustments and a reconciliation of amounts previously reported is contained in note 2 of the Company’s amended and restated consolidated ﬁnancial statements for the year ended December 31, 2009.

For the convenience of the reader, this 2009 MD&A sets forth the amended MD&A in its entirety. The Company has not modiﬁed or updated the disclosure presented in this MD&A, except as required to reﬂect the effects of the restatement discussed above. Accordingly, this 2009 MD&A does not reﬂect events occurring after the original ﬁling, or modify or update those disclosures affected by subsequent events. The Company has not yet amended and does not intend to amend any of its previously ﬁled Quarterly Reports for the quarterly and annual periods ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009, June 30, 2009, and September 30, 2009. Accordingly, this 2009 MD&A should be read in conjunction with the Company’s ﬁlings subsequent to the original ﬁling.

The Company’s Chief Executive Ofﬁcer and Chief Financial Ofﬁcer have reissued the certiﬁcations required by National Instrument 52-109 and Section 302 of the Sarbanes Oxley Act.

30 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

OVERVIEW OF THE BUSINESS

Gammon Gold Inc. is a publicly traded gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates two producing mines in Mexico, the Ocampo mine in Chihuahua State, and the El Cubo mine in Guanajuato State, and also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State, Mexico. The Company's common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7). Further details on Gammon Gold Inc. can be found in the Company's associated documents, including its Annual Information Form, at www.sedar.com or on the Company's website at  www.gammongold.com.

The profitability and operating cash flow performance of the Company are affected by numerous factors, including but not limited to, the prices of gold and silver, the amount of metal production, and the level of operating costs, capital expenditures, and general and administrative costs. The Company is also exposed to fluctuations in foreign currency exchange rates, political risks, and the level of taxation imposed by local and foreign jurisdictions. While the Company attempts to manage these risks, many of the factors affecting these risks are beyond the Company's control. For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 31.

The price of gold is the largest single factor impacting the profitability and operating cash flow of the Company. Commodity prices continued to experience volatility in 2009 as the global economy recovered from the difficulties experienced in the latter half of 2008. The price of gold improved throughout 2009, with an average London PM Fix price of $972 per ounce, an 11% increase over the average price in 2008 of $872. Gold finished the year strong with an average closing price of $1,134 per ounce in December and the price remaining above $1,000 per ounce for the entire fourth quarter. This improvement was primarily due to increased demand for gold as an investment as investors sought to diversify away from paper currency.

Silver also strengthened in 2009, ranging from a low of $10.51 per ounce in January to high of $19.18 per ounce in December. Despite the improvement in the silver price during the year, the average London PM Fix price in 2009 was consistent with 2008 at $14.67 per ounce compared to $14.98 per ounce. Silver has benefitted from the rally experienced by industrial metals in anticipation of an economic recovery and has increased its market share in comparison to gold due to it being a less expensive precious metal.

As a result of the significant movements in the price of gold and silver during 2008 and 2009, the silver-to-gold ratio increased from 59:1 during 2008 to 66:1 in 2009, reducing the 2009 silver contribution to the Company's gold equivalent ounces produced by approximately 10,000 ounces and increasing the Company's consolidated cash costs by approximately $20 per gold equivalent ounce. The silver-to-gold ratio was lower in 2008 due to stronger silver prices experienced in the first 8 months of 2008. As a result of the volatility in the gold equivalency ratio during 2008 and 2009, when making annual and quarterly comparisons, the reader should focus on actual gold and silver production and sales, or on the gold equivalent production or sales calculated using the Company's long-term gold equivalency ratio of 55:1.

2009 HIGHLIGHTS

  Cash flow from operations during 2009 increased by $22.3 million, or 40%, to $78.2 million, compared to $55.9 million in 2008.

  The Company completed a public offering of 12,926,000 common shares at a price of $8.90 per common share on October 22, 2009. The net proceeds of approximately $108 million will be used to fund expanded exploration programs at the Ocampo and El Cubo mine sites, the advancement of the Guadalupe y Calvo project, greenfield exploration, and general corporate purposes.

  As a result of the improved operating cash flow performance and the proceeds from the equity offering, the Company ended the year with cash on hand of $129 million. This represents a $125.7 million increase in the Company's cash balance year-over-year.

  The Company's existing credit facility was restructured and replaced with a $50 million revolving line of credit with the Bank of Nova Scotia and Société Générale. The facility expires on November 5, 2011 and requires no principal payments until maturity.

  Earnings before other items were $27.4 million in 2009 versus earnings before other items of $12.9 in 2008, representing a $14.5 million or 112% increase year-over-year.

  The Company produced 136,309 gold ounces and 5,165,514 silver ounces, or 214,072 gold equivalent ounces on a consolidated basis in 2009. Using the Company's long-term silver-to-gold equivalency ratio of 55:1, the Company produced 230,228 gold equivalent ounces. This compares to 2008 production of 154,428 gold ounces, 5,778,874 silver ounces, or 259,498 gold equivalent ounces (using the long-term equivalency ratio of 55:1) and 2009 guidance of 185,000 gold ounces, 8,170,000 silver ounces, or 290,000 gold equivalent ounces.

  The Company achieved consolidated cash costs(1) of $462 per gold equivalent ounce in 2009, a 13% improvement over consolidated cash costs of $528 per gold equivalent ounce in 2008 and an increase of 4% over 2009 guidance of $445 per gold equivalent ounce. Using the long-term equivalency ratio of 55:1, the Company achieved cash costs per gold equivalent ounce of $430, a 16% improvement over 2008's cash costs of $512 per gold equivalent ounce.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 31

  Revenue from mining operations decreased 3% to $206.8 million compared to $212.5 million in 2008, reflecting the decreased production year-over-year. This production decline was offset by improved average gold and silver selling prices of $978 and $14.91 per ounce respectively, versus average selling prices of $864 and $14.66 per ounce of gold and silver respectively, in 2008.

  Net free cash flow(2) of $1.4 million was an improvement year-over-year of $12.3 million, or 113%, compared to negative net free cash flow of $10.9 million in 2008. In the fourth quarter of 2009, the Company generated net free cash flow of $9.0 million, representing the Company's best ever net free cash flow result.

  On September 22, 2009, the Company announced the retirement of Mr. Fred George as President, Director and Chairman of the Board of Directors effective October 13, 2009. Mr. René Marion, the Company's Chief Executive Officer, was subsequently appointed as President and Chief Executive Officer. Independent director Mr. Ron Smith has temporarily assumed the position of interim Chair of the Board of Directors. Also on September 22, 2009 the Company announced the resignation of Mr. Canek Rangel as a member of the Board of Directors. The Nominating Committee of the Board of Directors is in process of identifying new independent members to strengthen the Board.

Operational Highlights

  Over the past two years, the Company has been progressing through a capital expansion program at the Ocampo mine that will be substantially complete as of the end of the first quarter of 2010. The Company expects to begin fully realizing the benefits of these expansion projects going forward.

    The planned reinvestment and reorganization program in the underground operation has facilitated a significant increase in production volume. In the month of December, production from the underground averaged 1,434 tonnes per day, exceeding the Company's year end target of 1,200 tonnes per day by 234 tonnes per day, or 20%.

    Work on the Phase I and II mill expansions have increased mill capacity to the current rate of 2,900 tonnes per day. The Phase III expansion should be largely completed by the end of the first quarter of 2010, with commissioning early in the second quarter. The 3-phased mill expansion will have effectively more than doubled the original nameplate capacity of 1,500 tonnes per day to 3,300 tonnes per day at a capital cost of $5.3 million.

    On July 15, 2009 the mine was fully connected to 20 megawatts of lower cost and more reliable grid power, and as a result, the entire mine is now connected to the Mexico national electricity grid. The diesel generators, that were previously the primary source of power, now serve as an emergency back-up source of power and are capable of meeting 100% of the site's power requirements.

    The re-optimization of the heap leach facility's stacking design was initiated and is expected to increase the available capacity by 10 million tonnes, to 14 million tonnes. As a result of work done to date, daily stacking rates increased to 9,775 tonnes per day (“TPD”) in the fourth quarter, representing the best quarterly performance in the Company's history.

    As of December 31, 2009, the Company had completed 115,493 metres, or 94% of its planned 123,000 metre drilling program at Ocampo.

  In the second quarter, the Company successfully concluded the seven week union strike at the El Cubo mine and obtained a new seven-day continuous work schedule as part of the collective agreement. In October, the Company established a new production bonus incentive system to reward employees financially for exemplary performance and, during the fourth quarter, the mine achieved 1,830 TPD, representing a 12% increase over the Q1 2009 daily production rates.

  On September 4, 2009, the Company successfully renewed the Peñoles lease agreement for an additional three-year term. The agreement provides the Company with the mining rights and use of the Las Torres processing and administration facilities located at the El Cubo mine.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold equivalent ounce, throughout this document. For further information, see the Non-GAAP Measures section on page 29.
(2)	The Company has included a non-GAAP performance measure, net free cash flow, throughout this document. For further information, see the Non-GAAP Measures section on page 29.

OUTLOOK AND STRATEGY

Gammon Gold Inc. is committed to responsibly operating and growing to become the most profitable North American precious metal company, creating value for all of its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates. The Company's growth strategy is to increase its production profile, reduce cash costs and increase its reserve base through a number of initiatives as follows:

  Realizing expansion opportunities at the Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine;

  Establishing Santa Eduviges as a second operating underground mine at Ocampo;

  The continuation of the Company's exploration program which is designed to increase resources, convert resources to reserves and increase the production profile; and

  Actively pursuing selective accretive acquisitions.

32 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

These growth initiatives are expected to be supported by the significant improvement in the Company's cash flow performance realized this year that, together with the Company's working capital position and strong cash balance, will be sufficient to fund the Company's anticipated working capital requirements, the advancement of the Guadalupe y Calvo project, capital expenditures and growth plans.

The Company is providing the following guidance for fiscal 2010 (assuming a silver-to-gold ratio of 55:1):

  Gold production of 150,000 – 180,000 ounces;

  Silver production of 6,100,000 – 6,850,000 ounces;

  Gold equivalent production of 260,000 – 305,000 ounces; and

  Total cash costs per gold equivalent ounce of $440 - $475.

The Company used a Mexican peso to US dollar foreign exchange rate of 12.5:1 to forecast 2010 cash costs per gold equivalent ounce. A 10% weakening of the peso in comparison to the US dollar would result in a decrease in the Company's cash costs of approximately $25 per gold equivalent ounce. In forecasting gold equivalent production and cash costs per gold equivalent ounce, the Company used a silver-to-gold ratio of 55:1. A 10% devaluation of the price of silver in comparison to the price of gold would result in a decrease in gold equivalent production of approximately 10,000 ounces, and an increase in cash costs per gold equivalent ounce of approximately $15.

In response to the significant improvement in the market prices for precious metals during the latter half of 2009, the Company has increased its focus on reserve growth. As a result, the 2010 exploration budget for Ocampo, El Cubo and Guadalupe y Calvo has been expanded to $26 to 28 million. The exploration program will be funded by the proceeds arising from the October 22, 2009 equity issuance and cash flow from operations.

In 2009 the Company experienced many interruptions in operations, including both scheduled and unforeseen interruptions related to the capital expansion program at Ocampo, the unscheduled maintenance issues at the Ocampo mill facility, the labour disruption at the El Cubo mine, and the unseasonal and heavy rainfall at Ocampo. With these challenges successfully addressed, the Company remains focused on achieving a more consistent production profile in 2010 and in future years. In order to support this more consistent production profile, the Company has launched various initiatives that support this objective.

  In order to minimize any operational downtime in future periods, the Company has launched a strategy to increase redundant capacity at the Ocampo mill facility. This is expected to allow the Company to experience periods of scheduled and unscheduled downtime while continuing to maintain elevated production levels. This project would include the installation of a fourth filter press, a sixth leach tank and seventh thickener to the mill circuit. Additional automation will be introduced to further optimize processing.

  The Company has secured two Airtrack drills for the Ocampo open pits for in-pit reverse circulation drilling in order to facilitate improved short-term planning. In the fourth quarter, the Company began mining through voids at the Picacho open pit that were the result of previous artisanal mining activities that extended down to the 1,840 metre level. Mining activities have reached the 1,840 metre level and therefore the Company does not anticipate encountering any further voids in the Picacho open pit. The phase 2 pre-stripping program at Picacho will be completed in the second quarter of 2010. The Company is currently completing laybacks in the Plaza de Gallos and Refugio open pits where stripping activities are well advanced, and anticipates completing the phase 1 and phase 2 pre- stripping programs by the end of the second quarter of 2010.

  During the fourth quarter of 2009 and into 2010, the underground mine at Ocampo began to ramp-up to near targeted levels of 1,500 tonnes per day. In order to ensure that average daily tonnages can be sustained at these optimal levels, the Company will put two additional longhole drill rigs into service, as well as three longhole drills that will allow the Company to properly plan and sequence the underground mine.

The exploration program at the Company's Guadalupe y Calvo property is currently being evaluated in order to more effectively allocate resources after a period of inactivity. However, while the Company completes this evaluation, work has continued on a Scoping Study that is expected to be complete in Q3 2010. The Company also expects to complete an infill drilling program on potential underground targets. Additionally, in 2010, as part of an aggressive project generation program, the Company will complete regional reconnaissance to identify potential targets for a follow-up drilling program.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 33

SUMMARIZED ANNUAL FINANCIAL AND OPERATING RESULTS
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		YEAR ENDED		YEAR ENDED		YEAR ENDED
		DECEMBER 31, 2009		DECEMBER 31, 2008		DECEMBER 31, 2007
		(AS RESTATED(6))		(AS RESTATED(6))		(AS RESTATED(6))

Gold ounces sold		133,003		150,646		121,107
Silver ounces sold		5,146,584		5,606,539		5,027,983
Gold equivalent ounces sold(1)		210,853		245,028		218,200
Gold equivalency ratio(5)		66		59		52
Gold ounces produced		136,309		154,428		121,387
Silver ounces produced		5,165,514		5,778,874		5,035,704
Gold equivalent ounces produced(1)		214,072		251,510		218,734
Revenue from mining operations		$206,801		$212,522		$152,059
Production costs, excluding amortization and depletion		$96,504		$127,651		$144,623
Earnings / (loss) before other items		$27,434		$12,884		$(61,622)
Net earnings / (loss)		$8,205		$38,652		$(89,690)
Net earnings / (loss) per share		$0.07		$0.33		$(0.79)
Net earnings / (loss) per share, diluted(2)		$0.07		$0.32		$(0.79)
Cash flows from / (used in) operations		$78,218		$55,933		$(34,192)
Net free cash flow(3)		$1,357		$(10,908)		$(103,334)
Total cash		$128,977		$3,258		$3,709
Total assets		$964,368		$795,563		$753,952
Total long-term financial liabilities		$37,482		$12,668		$1,334
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total cash costs per gold equivalent ounce(3)		$462		$528		$670
Total cash costs per gold ounce(3)		$156		$313		$649
Average realized gold price per ounce		$978		$864		$699
Average realized silver price per ounce		$14.91		$14.66		$13.42
Gold equivalent ounces sold (55:1)(4)		226,577		252,583		212,525
Gold equivalent ounces produced (55:1)(4)		230,228		259,498		212,945
Total cash costs per gold equivalent ounce (55:1)(3)(4)		$430		$512		$688
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in 2007 as all factors were anti-dilutive.
(3)	See the Non-GAAP Measures section on page 29.
(4)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.
(5)	Silver ounce equal to one gold ounce.
(6)	See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

REVIEW OF ANNUAL FINANCIAL RESULTS

During 2009, the Company sold 133,003 gold ounces and 5,146,584 silver ounces, or 210,853 gold equivalent ounces, the latter representing a 14% decrease over sales of 245,028 gold equivalent ounces in 2008. Using the Company's long-term gold equivalency ratio of 55:1, gold equivalent ounces sold were 226,577, a 10% decline over sales of 252,583 gold equivalent ounces sold in 2008. Total revenues during the year were $206.8 million, representing a decrease of $5.7 million over revenues of $212.5 million in the prior year. This decrease in revenue resulted from the 12% lower sales of gold ounces and 8% lower sales of silver ounces during the year, partially offset by the 13% stronger gold prices realized in 2009.

Earnings before other items in 2009 were $27.4 million, a $14.5 million or 112% improvement over earnings before other items of $12.9 million in 2008. This increase in earnings before other items was due to a $31.1 million reduction in production costs that resulted from cost reductions at the Ocampo mine and the favourable impact of the weakening of the Mexican peso that occurred late in 2008 and persisted in 2009. The more favourable peso to US dollar exchange rate has resulted in reduced costs as the Company's peso-denominated costs are translated into fewer US dollars. This reduction in production costs was offset by lower revenues and a $7.1 million increase in general and administration expense which was primarily due to $8.4 million in severance costs and stock-based compensation costs associated with the retirement of the Company's President and Chairman, offset by reductions in other administrative costs.

Consolidated net earnings of $8.2 million in 2009 represented a $30.5 million or 79% decline over the consolidated net earnings of $38.7 million in 2008. This decline in overall net earnings occurred despite the improvement in earnings before other items mentioned previously, primarily as a result of the $22.5 million change in unrealized foreign exchange gains and losses year-over-year that result from the Company's exposure to monetary liabilities denominated in Mexican pesos. The weakened Mexican peso in the fourth quarter of 2008 resulted in large foreign exchange gains, primarily as a result of the Company's future income tax liabilities which are denominated in this currency and then translated into US dollars at each balance sheet date. In addition, 2008 earnings included a tax recovery of $9.7 million whereas 2009 earnings included a tax expense of $11.7 million, representing a $21.4 million decline in earnings.

Using the Company's long-term gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $430 in 2009, versus $512 in 2008, a 16% improvement year-over-year. Cash costs declined in 2009 as a result of cost reductions at the Ocampo mine and the favourable impact of the weakened Mexican peso mentioned previously.

The Company reported cash flow from operations of $78.2 million, an increase of $22.3 million or 40%, over the prior year. This significant increase in cash flow resulted from improved metal prices and decreased production costs.

34 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
		Q4 2009		Q3 2009		Q2 2009		Q1 2009		Q4 2008		Q3 2008		Q2 2008		Q1 2008
		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))		(AS RESTATED(7))
Gold ounces sold		38,249		29,858		30,461		34,435		41,004		33,914		44,273		31,455
Silver ounces sold		1,509,511		1,249,252		1,116,067		1,271,754		1,534,318		1,338,864		1,484,763		1,248,594
Gold equivalent ounces sold(1)		62,462		49,305		47,081		52,005		60,662		56,573		72,694		55,099
Gold equivalency ratio(2)		62		64		67		72		79		59		52		53
Gold ounces produced		36,829		31,536		31,115		36,829		43,768		34,096		43,465		33,099
Silver ounces produced		1,465,098		1,265,645		1,083,471		1,351,300		1,649,893		1,372,123		1,445,887		1,310,971
Gold equivalent ounces produced(1)		60,407		51,062		47,123		55,480		64,889		57,521		71,154		57,946
Revenue from mining operations		$68,220		$47,906		$43,326		$47,349		$48,262		$48,342		$64,550		$51,368
Production costs, excluding amortization and depletion		$27,113		$23,845		$22,451		$23,095		$24,521		$42,440		$35,998		$24,692
Earnings / (loss) before other items		$21,543		$(2,117)		$3,422		$4,586		$5,055		$(14,227)		$9,726		$12,330
Net earnings / (loss)		$13,452		$(7,020)		$(7,573)		$2,873		$31,555		$(3,453)		$4,848		$7,044
Restatement adjustments		$201		$5,807		$809		$(344)		$3,397		$1,275		$(1,404)		$(4,610)
As restated		$13,653		$(1,213)		$(6,764)		$2,529		$34,952		$(2,178)		$3,444		$2,434
Net earnings / (loss) per share, basic		$0.10		$(0.06)		$(0.06)		$0.02		$0.26		$(0.03)		$0.04		$0.06
Restatement adjustments		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01		$(0.01)		$(0.04)
As restated		$0.10		$(0.01)		$(0.05)		$0.02		$0.29		$(0.02)		$0.03		$0.02
Net earnings / (loss) per share, diluted(3)		$0.10		$(0.06)		$(0.06)		$0.02		$0.26		$(0.03)		$0.04		$0.06
Restatement adjustments		$0.00		$0.05		$0.01		$0.00		$0.03		$0.01		$(0.01)		$(0.04)
As restated		$0.10		$(0.01)		$(0.05)		$0.02		$0.29		$(0.02)		$0.03		$0.02
Cash from / (used in) operations		$31,597		$13,875		$13,715		$19,031		$9,965		$7,071		$24,342		$14,555
Net free cash flow(4)		$8,950		$(4,588)		$(6,922)		$3,917		$(6,446)		$(10,353)		$4,299		$1,592
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs, per gold equivalent ounce(4)		$445		$500		$453		$455		$413		$757		$501		$455
Total cash costs, per gold ounce(4)		$35		$191		$198		$221		$234		$691		$238		$95
Average realized gold price(5)		$1,093		$971		$920		$903		$796		$855		$897		$928
Average realized silver price(5)		$17.54		$15.15		$13.71		$12.63		$10.05		$14.46		$17.44		$17.69
Gold equivalent ounces sold (55:1)(6)		65,694		52,572		50,753		57,558		68,901		58,257		71,269		54,157
Gold equivalent ounces produced (55:1)(6)		63,467		54,549		50,814		61,398		73,766		59,044		69,754		56,935
Total cash costs per gold equivalent ounce (55:1)(4)(6)		$423		$469		$420		$411		$364		$735		$511		$463
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q3 2008, Q2 2009 and Q3 2009 as all factors were anti-dilutive.
(4)	See the Non-GAAP Measures section on page 29.
(5)	Average realized prices are on a per ounce basis.
(6)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the Company's long-term gold equivalency ratio of 55:1.
(7)	See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 35

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

During the fourth quarter of 2009, the Company sold 38,249 gold ounces, 1,509,511 silver ounces, or 62,462 gold equivalent ounces, compared to sales of 41,004 gold ounces, 1,534,318 silver ounces, or 60,662 gold equivalent ounces in the same period of the prior year. Fourth quarter revenues increased to $68.2 million compared to Q4 2008 revenues of $48.3 million. This $19.9 million increase in revenue was entirely due to the 37% and 75% increase in the realized prices of gold and silver respectively, as sales of gold and silver ounces declined over Q4 2008.

Earnings before other items were $21.5 million in the fourth quarter of 2009, representing the best quarterly result in the Company's history. This achievement was a $16.4 million or 322% improvement over Q4 2008's earnings before other items of $5.1 million and primarily resulted from the $19.9 million increase in revenue mentioned above, and a $2.0 million reduction in general and administration expense due to reduced share-based compensation costs in Q4 2009.

Consolidated net earnings were $13.7 million in the fourth quarter of 2009, representing a $21.3 million or 61% decline over the Company's consolidated net earnings of $35.0 million in the fourth quarter of 2008. The primary reason for this decrease in earnings was the $21.8 million change in foreign exchange gains and losses quarter-over-quarter. The weakening of the Mexican peso in the fourth quarter of 2008 resulted in large foreign exchange gains, primarily as a result of the Company's future income tax liabilities which are denominated in this currency and then translated into US dollars at the balance sheet date. In addition, the Company recognized a tax expense of $5.6 million in the fourth quarter of 2009 versus a $10.3 million tax recovery in the fourth quarter of 2008.

Total cash costs per gold equivalent ounce for the fourth quarter increased 8% to $445, compared to $413 per gold equivalent ounce in the same period in 2008. Using the Company's long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $423 versus $364 in Q4 2008. Total cash costs were lower in the fourth quarter of the prior year primarily as a result of the $30 per gold equivalent ounce favourable reversal of mark-to-market valuation adjustments for inventories that was recorded in that quarter. The Company had recorded non-cash valuation adjustments to previously inventoried costs at the end of the third quarter when commodity prices fell in response to the global economic crisis. A portion of these valuation adjustments were reversed at the end of the fourth quarter when the commodity prices improved.

The Company reported cash flow from operations during the fourth quarter of $31.6 million, an increase of $21.6 million, or 216%, over the same quarter of the prior year. This improvement in operating cash flow resulted from the increased prices on sales of gold and silver that were realized during the quarter.

RESULTS OF OPERATIONS
(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
Three months ended December 31	2009	2008	2009	2008	2009	2008
Gold ounces sold	29,463	31,671	8,786	9,333	-	-
Silver ounces sold	1,125,069	1,083,571	384,442	450,747	-	-
Gold equivalent ounces sold(1)	47,539	45,546	14,923	15,116	-	-
Gold ounces produced	27,932	33,877	8,897	9,891	-	-
Silver ounces produced	1,068,731	1,176,427	396,367	473,466	-	-
Gold equivalent ounces produced(1)	45,167	48,922	15,240	15,967	-	-
Revenue from mining operations	$51,783	$36,511	$16,437	$11,751	-	-
Production costs	$17,663	$17,062	$9,450	$7,459	-	-
Refining costs	$569	$377	$139	$131	-	-
Net earnings / (loss) before other items	$22,254	$11,287	$3,635	$785	$(4,346)	$(7,017)
Total cash costs per gold equivalent ounce(2)	$384	$383	$643	$502	-	-
Total cash costs per gold ounce(2)	$(51)	$207	$320	$328	-	-
Gold equivalent ounces sold (55:1)(3)	49,918	51,372	15,776	17,528
Gold equivalent ounces produced (55:1)(3)	47,363	55,267	16,104	18,499
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$366	$340	$608	$433

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 29.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.

36 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

RESULTS OF OPERATIONS (CONTINUED)
(in thousands, except ounces and total cash costs)
	OCAMPO		EL CUBO		CORPORATE
Year ended December 31	2009	2008	2009	2008	2009	2008
Gold ounces sold	105,818	112,682	27,185	37,964	-	-
Silver ounces sold	3,976,304	3,867,178	1,170,280	1,739,361	-	-
Gold equivalent ounces sold(1)	166,071	177,404	44,782	67,624	-	-
Gold ounces produced	108,467	115,656	27,842	38,772	-	-
Silver ounces produced	3,982,175	3,995,725	1,183,339	1,783,149	-	-
Gold equivalent ounces produced(1)	168,494	182,399	45,578	69,111	-	-
Revenue from mining operations	$162,579	$154,313	$44,222	$58,209	-	-
Production costs	$66,988	$86,026	$29,516	$41,625	-	-
Refining costs	$2,232	$1,156	$623	$506	-	-
Net earnings / (loss) before other items	$54,240	$31,881	$(327)	$19	$(26,479)	$(19,016)
Total cash costs per gold equivalent ounce(2)	$417	$491	$630	$623	-	-
Total cash costs per gold ounce(2)	$95	$269	$390	$441	-	-
Gold equivalent ounces sold (55:1)(3)	178,114	182,994	48,463	69,589
Gold equivalent ounces produced (55:1)(3)	180,871	188,306	49,357	71,193
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$389	$476	$582	$605

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 29.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company's long-term gold equivalency ratio of 55:1.

OPERATIONAL REVIEW – OCAMPO MINE

The Ocampo mine, which was commissioned in January 2007, is located in the Sierra Madre Occidental, Chihuahua State, Mexico, and is currently one of the largest operating gold / silver mines in the state. The mine is comprised of both an open pit and an underground mine, with milling and heap leach processing facilities.

During the year, the planned reinvestment and reorganization program in the underground operation facilitated a significant increase in production volume from 571 TPD in January 2009 to 1,434 TPD in December 2009; the latter exceeding management's target of 1,200 TPD by 20%. These productivity improvements increased the amount of underground ore in the mill feed, thereby also increasing the head grades being presented to the mill due to the increase in stoping ore.

During 2009, the Company also significantly expanded its mill processing facility. Work on the Phase I and II mill expansions, which commenced during the fourth quarter of 2008, has increased mill capacity from the nameplate capacity of 1,500 TPD during the first three quarters of 2008 to its current capacity of 2,900 TPD. Once the Phase III mill expansion is completed in the earlier part of Q2 2010, the capacity of the mill is expected to increase to 3,300 TPD.

On July 15, 2009 the Company gained access to 20 megawatts of grid power by connecting the mine to the national electrical grid, which is a more reliable and cost effective source of power than the diesel generators previously used resulting in cost savings of approximately $20 per gold equivalent ounce over the last half of the year versus the first half of the year. The diesel generators have remained on site to serve as an emergency back-up source of power, and are capable of meeting 100% of the site's power requirements.

The Company also finalized the re-design of the heap leach facility in the third quarter, and began construction in the fourth quarter. This project, which will increase the available leach pad capacity to 14 million tonnes, will be completed in the second quarter of 2010 at an anticipated total capital cost of $1.7 million. The heap leach pad re-design has allowed the mine to increase stacking rates to an average of 9,775 TPD in the fourth quarter, compared to an average of 4,976 TPD in the first nine months of the year. The reduced stacking rates throughout most of 2009 largely resulted from a decision made in late 2008 to conserve space on the leach pad and defer a significant leach pad expansion beyond 2009. The increase in higher grade underground production experienced in the fourth quarter has decreased the tonnes of open pit ore being sent to the mill processing facility and has potentially increased the amount of higher grade open pit tonnage being routed to the heap leach facility. This will increase the overall head grades being placed for leaching and together with the engineered increase of stacking capacity, is expected to increase future heap leach metal production rates.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 37

Ocampo Open Pit Mine
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Total tonnes mined	8,040,460	7,050,090	31,639,446	27,883,370
Total tonnes mined per day	87,396	76,631	86,682	76,184
Tonnes of ore mined	670,211	987,540	2,727,231	3,534,014
Capitalized stripping and other tonnes	6,357,614	6,062,636	22,910,561	24,606,807
Operating stripping ratio	1.51	4.15	2.20	6.89
Average grade of gold(1)	0.96	1.09	1.13	0.96
Average grade of silver(1)	55	47	55	38
Average grade of gold equivalent(1)	1.85	1.68	1.96	1.58
Tonnes of mineralized waste	501,681	127,654	1,692,736	127,654
Average grade of gold(1)	0.18	0.22	0.24	0.22
Average grade of silver(1)	14	6	11	6
Average grade of gold equivalent(1)	0.40	0.29	0.41	0.29
Total tonnes ore mined and marginal material	1,171,892	1,115,194	4,419,967	3,661,668
wasted
Average grade of gold(1)	0.63	0.99	0.79	0.93
Average grade of silver(1)	37	42	38	37
Average grade of gold equivalent(1)	1.23	1.52	1.36	1.54
Tonnes stockpiled ahead of the heap leach	12,008	43,515	12,008	43,515
Average grade of gold(1)	0.55	0.65	0.55	0.65
Average grade of silver(1)	44	26	44	26
Average grade of gold equivalent(1)	1.22	0.98	1.22	0.98
Low grade tonnes stockpiled	20,020	216,192	20,020	216,192
Average grade of gold(1)	0.27	0.41	0.27	0.41
Average grade of silver(1)	27.00	18	27.00	18
Average grade of gold equivalent(1)	0.69	0.63	0.69	0.63
(1) Grams per tonne.

The Company mined 8,040,460 tonnes from the open pit in the fourth quarter of 2009, a 14% increase over the fourth quarter of 2008. This increase occurred despite 20% of the haulage fleet being parked during the quarter, and a two-day unseasonal rainfall which impacted open pit production for a period of 10 days during the month of October. The heavy rain resulted in excessive water flooding the drill holes and lost hauling time due to poor visibility. Annually, the Company mined 31,639,446 tonnes from the open pit, a 13% increase over the 27,883,370 tonnes mined during 2008.

Tonnes of ore mined from the open pit declined in the fourth quarter of 2009 by 317,329, or 32%, from ore mined in the fourth quarter of 2008 largely as a result of an increased focus on stripping activities in the month of December and the need to mine around historical voids in the Picacho pit. Annual tonnes of ore mined from the open pit decreased by 806,783, or 23%, when compared to 2008. This reduction in tonnes mined was budgeted by management and reflects 1,692,736 tonnes of low grade material being wasted due to previous capacity restrictions on the heap leach pad. Due to the additional capacity resulting from the leach pad re-design, the mine has ceased wasting this material, and as of the fourth quarter all material above 0.30 gold equivalent grams per tonne is being placed on the heap leach pad.

The Company continued its stripping activities at the Picacho pit, mining 4,367,280 tonnes during the fourth quarter versus 2,614,143 tonnes the third quarter. Stripping activities at the Conico / Refugio pits declined over the prior quarter with 1,370,031 tonnes being mined compared to 3,537,633 in the previous quarter. Excluding capitalized stripping and other capitalized activity, mining from the open pit totaled approximately 1.7 million tonnes in the fourth quarter and 8.7 million tonnes annually. The operating strip ratio was reduced from 4.15:1 in Q4 2008 to 1.51:1 in Q4 2009, which is below the remaining life of mine stripping ratio of less than 2.3:1.

38 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

Ocampo Underground Mine
	Quarter Ended		Year Ended
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Tonnes of ore mined	102,973	72,566	263,151	313,575
Tonnes of ore mined per day	1,119	789	721	857
Average grade of gold(1)	2.44	3.48	2.61	3.26
Average grade of silver(1)	162	173	154	173
Average grade of gold equivalent(1)	5.01	5.68	4.95	6.23
Metres developed	3,668	3,269	15,089	14,527
(1) Grams per tonne.

The Company mined 102,973 tonnes of underground ore in the fourth quarter of 2009, an increase of 42% over the same period of the prior year, despite the heavy rainfall that negatively impacted production for 5 days during the month of October. The 2009 underground reinvestment and reorganization program resulted in a significant increase in production volume late in the year, with production in the month of December averaging 1,434 TPD. This daily production rate represents a 20% increase over the targeted 1,200 TPD rate, and a 180% increase over the average daily rate achieved in the first three quarters of 2009. As of the end of the year, there were nine longhole stopes and three cut and fill stopes in production, and an additional three longhole stopes will be brought into production in the first quarter of 2010. As of mid-March 2010, approximately 210,000 tonnes were developed and ready to be drilled, and 25,000 tonnes were drilled and ready to blast.

The Company mined 263,151 tonnes of underground ore in 2009, a decrease of 50,424 tonnes or 16% compared to 2008 production. The mine reconfiguration from cut and fill stoping to longhole stoping negatively impacted production throughout most of 2009 as a result of the significant advanced development required to prepare the required number of longhole stopes for production. In addition, the Company installed a ventilation raise in the first quarter to ensure that sufficient fresh air was available for the planned development, and completed work on an ore pass system which allows for more efficient material handling and haulage. In the third quarter the Company took over underground lateral development, thereby eliminating virtually all contractors and improving productivity. These initiatives limited underground production to 557 TPD in the first half of 2009 but resulted in a significant increase in underground production by the fourth quarter, as mentioned above.

Additional highlights of the underground operation include:

  16 headings are available for jumbo development and a further 24 active headings are available for jackleg development,

  Over 100 new miners have been recruited and trained,

  Over 2,900 metres of air and water pipes have been replaced,

  Specialized longhole blasting crews are progressing successfully and now conduct the vast majority of longhole blasting, ensuring that the longhole drillers are focused exclusively on drilling and blasting, and

  A total of 15,089 metres were developed during 2009 ensuring that sufficient stopes are available to maintain December's production rate going forward.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 39

Ocampo Mill Circuit
	Quarter Ended		Year Ended
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Tonnes from the underground	104,291	78,455	242,974	310,680
Average grade of gold processed(1)	2.44	3.48	2.59	3.26
Average grade of silver processed(1)	161	172	154	173
Gold equivalent grade processed(1)	5.01	5.68	4.93	6.23
Tonnes from the open pit	151,918	116,275	725,335	350,139
Average grade of gold processed(1)	2.07	3.41	2.42	3.24
Average grade of silver processed(1)	102	142	108	128
Gold equivalent grade processed(1)	3.73	5.24	4.04	5.27
Total tonnes of ore processed	256,209	194,730	968,309	660,819
Total tonnes of ore processed per day	2,785	2,117	2,653	1,806
Average grade of gold processed(1)	2.22	3.44	2.46	3.25
Average grade of silver processed(1)	127	154	120	149
Gold equivalent grade processed(1)	4.25	5.42	4.27	5.72
Gold ounces produced	17,194	20,385	70,952	65,679
Silver ounces produced	771,301	822,632	2,834,314	2,658,151
Gold equivalent ounces produced	29,635	30,906	113,773	109,961
(1) Grams per tonne.

The Ocampo mill circuit processed 256,209 tonnes during the fourth quarter at an average rate of 2,785 TPD, which was an increase of 32% over Q4 2008. This increase was achieved despite operational and engineering issues encountered during the quarter that impacted production as follows:

  Heavy rainfall in October caused production losses at the mill due to conveyors, screens and chutes becoming blocked by wet ore.

  During the quarter, the Company determined that the required cyclone and pumping capacity of the Phase III mill expansion had been undersized. This limited the maximum daily capacity of the mill to 2,900 TPD, rather than the planned 3,300 – 3,400 TPD, and reduced silver recoveries. As a result, five correctly sized Krebb cyclones were ordered and two of the five cyclones were installed by the end of December with immediate positive benefits in both tonnage and silver recoveries. The remainder of the cyclones will be installed in late Q1 2010, with the larger pumps being installed in early Q2 2010.

  On November 28, 2009, the Company detected a problem with the smaller, third mill. Upon disassembling the feed trommel, the Company discovered that the holding bolts had failed and the pinion drive was damaged. Repairs were completed in 20 days and the mill was restarted on December 15, 2009. The enhanced configuration of the mill circuit demonstrated its inherent flexibility as the two remaining mills continued to operate uninterrupted during the maintenance period, resulting in the mill facility processing over 2,600 TPD during the repair period.

Annually, the Ocampo mill circuit processed 968,309 tonnes during 2009 at an average rate of 2,653 TPD, which represents an increase of 847 TPD, or 47% over 2008. This increase was due to the completion of the Phase I and II mill expansions in late 2008 and early 2009, as well as substantial completion of the Phase III expansion.

Mill grades decreased to 4.25 gold equivalent grams per tonne in Q4 2009 from 5.42 in the same period in 2008. This decline was partially due to increased open pit ore tonnes being sent to the mill for processing that were lower grade than the open pit tonnes processed in Q4 2008. These tonnes were lower in grade as a result of lowering the cut-off grade from 3.5 gold equivalent grams per tonne to approximately 2.5 gold equivalent grams per tonne to accommodate the additional daily milling capacity. In addition, although the fourth quarter saw an increase in underground tonnes sent to the mill, a larger percentage of the tonnes were from development activity which typically has much higher dilution than stoping tonnage. Annually, mill grades declined from 5.72 gold equivalent grams per tonne in 2008 to 4.27 during 2009. This decline was due to increased open pit tonnes being sent to the higher capacity mill for processing. The level of open pit ore tonnes processed by the mill more than doubled in 2009 by reducing the cut-off grade for open pit ore sent to the mill. In addition, annual gold equivalent mill grades were significantly impacted by a more than 10% decline in the gold equivalency rate in 2009 versus 2008. Grades are anticipated to improve as the stoping tonnage from the underground mine increases in the coming quarters.

40 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

Ocampo Crushing & Heap Leach Circuit
	Quarter Ended		Year Ended
	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Open pit ore tonnes placed on the heap leach pad	897,908	741,560	2,237,516	3,080,771
Underground ore tonnes placed on heap leach pad	1,433	-	21,519	-
Total tonnes of ore processed	899,341	741,560	2,259,035	3,080,771
Total tonnes of ore processed per day	9,775	8,060	6,189	8,417
Average grade of gold processed(1)	0.58	0.91	0.66	0.76
Average grade of silver processed(1)	33	41	33	30
Gold equivalent grade processed(1)	1.11	1.43	1.17	1.25
Gold ounces produced	10,738	13,492	37,515	49,977
Silver ounces produced	297,430	353,796	1,147,861	1,337,575
Gold equivalent ounces produced	15,532	18,016	54,721	72,438
(1) Grams per tonne.

During the fourth quarter of 2009, the Company placed 899,341 tonnes on the heap leach pad, for an average stacking rate of 9,775 TPD and a 21% increase over Q4 2008 daily processing rates. The Company finalized the new stacking design at the end of the third quarter and began to increase daily stacking tonnages as a result. The new design is expected to improve the available heap leach capacity by 10 million tonnes to 14 million tonnes. Quarterly tonnes processed were affected by the unseasonal rainfall experienced in October, which resulted in lost production due to reduced crusher and conveyor availability, leaching solution dilution and pH imbalance. Quarterly gold equivalent ounce production of 15,532 was lower than the 18,016 ounces produced in Q4 2008 due to the heavy rainfall which caused excess water on the heap leach pad and reduced cyanide and pH levels. In addition, the increase in open pit ore being routed to the mill mentioned previously and the processing of the low grade ore stockpiles during the fourth quarter has resulted in lower grades being placed on the leach pad.

The Company placed 2,259,035 tonnes on the heap leach pad during 2009, representing an 821,736 tonne or 27% decline over the tonnage placed during 2008. This resulted from a decision made late in the prior year to reduce 2009 stacking levels to conserve space on the leach pad and defer a significant leach pad expansion beyond 2009. In addition, downtime experienced during the year to implement the new stacking design and a new overland conveyor also resulted in lower tonnes placed. Annual gold equivalent ounce production was 54,721 during 2009 which was a 24% decline from gold equivalent ounce production during 2008. This was due to the reduced average stacking rate of 4,976 TPD during the first 9 months of 2009, lower grades, and a more than 10% decline in the gold equivalency ratio. The increased stacking rates experienced during the fourth quarter, combined with improved head grades as more open pit tonnes are routed to the heap leach facility for processing, should result in improved production going forward into 2010.

As of the end of the year, the Company had 32,028 tonnes of ore, grading 0.89 gold equivalent grams per tonne, stockpiled ahead of the heap leach compared to 259,707 tonnes of ore at 0.69 gold equivalent grams per tonne at the end of 2008. This reduction in the stockpile occurred during the fourth quarter of 2009 when stacking rates were increased as a result of the re-optimization of the heap leach facility design.

Ocampo Cash Costs

Using the Company's long-term silver-to-gold equivalency ratio of 55:1, cash costs per gold equivalent ounce were $366 in the fourth quarter of 2009, representing an 8% increase over cash costs of $340 per gold equivalent ounce in the fourth quarter of 2008. Total cash costs were lower in the fourth quarter of the prior year primarily as a result of the $40 per gold equivalent ounce favorable reversal of inventory write-downs that was recorded in that quarter. In Q4 2009, cash costs were reduced as a result of the favorable devaluation of the Mexican peso, access to full grid power and the elimination of many contracted services. Using the realized gold equivalent ratio of 62:1, fourth quarter cash costs were largely consistent with the fourth quarter of 2008, at $384 per gold equivalent ounce compared to $383 per gold equivalent ounce.

Annually, using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $389 in 2009 compared to $476 in 2008, representing an 18% improvement and the first time the mine achieved an annual cash cost result below $400 per gold equivalent ounce. This favorable change was a result of productivity improvements and cost saving measures implemented at the mine site, as well as a weaker Mexican peso in 2009. Using the realized gold equivalency ratio of 66:1, 2009 cash costs at Ocampo were $417 per gold equivalent ounce, a 15% improvement over the $491 per gold equivalent ounce result in 2008.

Ocampo Exploration

In 2009 the Company undertook an aggressive exploration program at the Ocampo mine for expenditures of $12.7 million. This included a substantial drill program that consisted of 166 reverse circulation holes totaling 31,028 metres, and 442 diamond drill holes totaling 84,465 metres, for a total of 115,493 metres in 608 holes. This program was focused on:

  Infill drilling of pit reserves to increase confidence;

  Drilling of pit resources; and

  New grass roots discovery drilling in numerous locations throughout the property.

The 2009 Ocampo drill program was divided into 42,675 metres of in-mine underground drilling, 43,018 metres of in-mine surface drilling, and 29,800 metres of brownfields surface drilling. The total of 115,493 metres represents 94% of the planned 123,000 metre drilling program and resulted in increasing the drill meterage in the district by 43%, such that Ocampo's total drill database since inception of the project in 1997 includes 2,199 drill holes or 386,200 metres of drilling. The 2009 surface drilling program was largely completed as planned with a few exceptions due to logistical constraints related to active mining. Only limited in-pit drilling is planned for the open pits in 2010, allowing the new year's exploration programs to focus on underground vein expansions and brownfields discoveries. The primary goals of the underground core drilling were to extend known vein resources in the Northeast Underground Mine, both along strike and downward below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating pits. The primary goals of the surface in-mine drilling were to increase reserve confidence and to drill pit resources within the existing resource pit limits, and to further define inferred material below and outside the existing resource pits.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 41

The detailed discussion below outlines the Company's exploration activities during the fourth quarter of 2009. For a detailed discussion of the first nine months of exploration, please refer to the Company's interim Management's Discussion and Analysis, at www.sedar.com or on the Company's website at www.gammongold.com

In the fourth quarter of the year, drilling and exploration work included:

  In-mine reserve-resource exploration underground core drilling in the Northeast Underground Mine and in the Santa Eduviges vein (directly under the open pits); and

  Non-mine brownfields surface core and reverse circulation drilling on numerous exploration targets, and extensive geologic and geochemical surveys.

Although no surface drilling was completed during the fourth quarter, geologic data and assay results from the in-pit drilling completed earlier in the year were used to update geologic sections, plans, and three-dimensional ore solids for use in the resource and reserve estimations at December 31, 2009.

Underground drilling will continue into the coming year on extending known vein resources in the Northeast Underground Mine and delineating resources in Santa Eduviges, as many veins and new targets remain to be drilled. This ongoing program is normal in-mine exploration and development that is to be expected in an underground mine. A major review and update of the Northeast Underground Mine vein ore solids was also completed in the fourth quarter, as well as a three dimensional model of the Santa Eduviges Vein, for use in the resource and reserve estimations at December 31, 2009.

Underground drilling during the quarter was focused in three areas: Santa Eduviges, Belen and Jesus Maria. Of the 51 holes drilled during the quarter, 22 cut significant intercepts for a success ratio of 43%. Notable composited intercepts are shown in the table below:

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OU-00650	BELEN	108.8	110.5	1.7	0.57	209	4.37
OU-00719	BELEN	138.5	149.3	10.8	6.50	803	21.11
OU-00717	BELEN	164.3	167.9	3.6	19.50	138	22.03
OU-00661	BELEN	102.5	105.0	2.5	2.01	175	5.20
OU-00657	BELEN	130.4	132.0	1.6	9.67	375	16.48
OU-00632	JESUS MARIA	327.0	329.7	2.7	3.19	430	11.01
OU-00674	SANTA EDUVIGES	108.0	117.5	9.5	1.30	77	2.73
OU-00673	SANTA EDUVIGES	102.6	104.3	1.7	2.80	254	7.41
OU-00675	SANTA EDUVIGES	96.4	103.4	7.0	1.40	128	3.70

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by either the Ocampo Mine Laboratory, or Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures and an ICP finish. True widths have not been calculated.

42 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

Highlights of the underground drilling completed during the quarter include:

  A program in the historic Belen mine area, along the southern extension of the San Jose vein and approximately 600 metres north of its intersection with the PGR trend, has defined an additional 91 metres of ore-grade vein over 40 metres of elevation, below historic workings and beyond existing infrastructure on the 1,540 and 1,580 metre levels. This approximately 1.4 kilometre structure has continued to demonstrate its promise where tested along strike and at depth.

  Drilling in the Jesus Maria area during the quarter sought to define this vein and the parallel San Fernando vein along strike to the north of and below current workings. Hole OU-00656 intercepted three narrow but well mineralized structures of between 0.5 and 0.6 metres in width, and ranging in grade from 4.00 to 7.92 gold equivalent grams per tonne. Two of the intercepts are clearly Jesus Maria and San Fernando and the third may be a splay of the San Fernando vein.

  Hole OU-00632 returned low grade results for Jesus Maria and San Fernando intercepts but returned a composited intercept on the parallel Briseida vein of 2.7 metres at 11.01 gold equivalent grams per tonne. Thus far this drilling program has produced encouraging results over 172 metres of strike length beyond and 30 metres below the extents of existing development.

  Drilling completed during the quarter in Santa Eduviges yielded significant intercepts in 11 of the 32 holes completed, with an average thickness and intercept grade of 1.1 metres at 5.12 gold equivalent grams per tonne. Ore grade material appears consistent and continuous over 300 metres of strike length and 260 metres vertically to the east of the access drift and drilling has been targeting an inferred “clavo” plunging to the southwest. As a result of the success of the drilling program, the Company made the decision to commence the underground development of this deposit late in the first quarter of 2010. It is anticipated that production from this second underground mine should commence in the latter part of 2010.

  Exploration drifting on the Northeast Underground 1,611 metre level progressed 144 metres along the two exploration / haulage drifts (Aventurero and San Amado) designed to drill untested portions of known veins projected from surface bust never tested underground. Drifting on the Santa Eduviges mine totalled 270 metres for the fourth quarter.

During 2009, the non-mine brownfields exploration drilling program at Ocampo identified one potentially open pit-mineable deposit at Las Molinas, identified some potential underground-mineable grades on the San Amado Vein, and discovered a new target ore zone at Santa Librada. In addition, the program has shown that there is anomalous mineralization extending at least 150 metres from the southeast end of the presently planned Picacho open pit. The Company's 2009 drilling program included 27,000 metres of brownfields surface drilling, of which 110%, or 29,800 metres was completed during 2009.

The metres drilled for the year, per target, is outlined below:

TARGET	HOLES	METRES
PICACHO SOUTHEAST EXTENSION	14	2,643.8
ALTAGRACIA	21	5,294.8
LAS MOLINAS	33	6,960.8
SAN AMADO	34	10,408.1
BELEN	7	1,521.8
SANTA INES	4	974.7
SANTA LIBRADA	9	1,555.9
LA ROSITA	2	440.1

The fourth quarter brownfields exploration drilling program at Ocampo was focused on infill drilling the Las Molinas deposit that was discovered earlier in the year, step-out and in-fill drilling on the San Amado and La Leona vein system, drilling southeast of the Picacho Pit in an area where there appears to be possibilities to extend the pit, drilling on a new discovery called the Santa Librada which is south of existing mines, and two drill holes on a new vein target to the northwest of the mine complex called La Rosita. During the quarter the Company completed 52 drill holes or 12,813 metres of surface drilling.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 43

Significantly anomalous drill intercept results encountered in Q4 2009 are listed on the following table:
							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
OG-809	LAS MOLINAS	49.7	67.5	17.8	0.52	34	1.15
OG-809	LAS MOLINAS	95.5	97.3	1.8	10.18	13	10.41
OG-811	LAS MOLINAS	123.0	140.0	17.0	0.79	52	1.74
OG-814	LAS MOLINAS	45.5	54.0	8.5	1.70	37	2.38
OG-815	LAS MOLINAS	66.0	68.0	2.0	1.74	87	3.32
OG-815	LAS MOLINAS	91.0	94.0	3.0	2.25	8	2.40
OG-815	LAS MOLINAS	98.0	106.0	8.0	0.78	33	1.37
OG-817	LAS MOLINAS	67.0	68.0	1.0	4.19	9	4.35
OG-817	LAS MOLINAS	85.0	88.0	3.0	1.34	57	2.37
OG-818	LAS MOLINAS	33.0	34.0	1.0	2.94	5	3.03
OG-821	LAS MOLINAS	27.6	30.5	2.9	0.73	30	1.28
OG-821	LAS MOLINAS	99.4	101.0	1.6	2.22	59	3.29
OG-824	LAS MOLINAS	159.0	163.5	4.5	0.81	22	1.20
OG-829	LAS MOLINAS	87.1	89.7	2.6	1.23	63	2.37
OG-840	LAS MOLINAS	105.8	113.2	7.4	2.88	107	4.82
OG-841	LAS MOLINAS	196.6	199.2	2.6	5.91	24	6.35
OG-831	PICACHO	11.0	14.0	3.0	0.68	38	1.38
OG-831	PICACHO	34.0	37.0	3.0	5.35	382	12.30
OG-808	SAN AMADO	27.0	31.0	4.0	0.92	16	1.21
OG-808	SAN AMADO	33.5	39.5	6.0	1.02	18	1.34
OG-812	SAN AMADO	12.3	13.8	1.6	13.40	33	14.01
OG-812	SAN AMADO	91.5	94.6	3.1	2.22	173	5.37
OG-825	LA LEONA	101.0	102.9	1.9	1.99	107	3.94
OG-827	SAN AMADO	118.2	118.9	0.6	3.98	160	6.89
OG-834	LA LEONA	82.2	84.2	2.0	1.66	7	1.79
OG-835	SANTA LIBRADA	70.0	73.0	3.0	1.19	31	1.76
OG-835	SANTA LIBRADA	76.0	83.0	7.0	1.67	112	3.70
OG-835	SANTA LIBRADA	88.0	90.0	2.0	0.57	49	1.46
OG-853	SANTA LIBRADA	16.0	18.0	2.0	1.73	4	1.81

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia using standard fire assay procedures with an ICP finish. True widths have not been calculated.

Highlights of the brownfields surface drilling completed during the quarter include:

  At Las Molinas, the Company completed 16 holes for 3,492 metres in the fourth quarter, bringing the total for 2009 to 33 drill holes or 6,961 metres. This project lies just north of the mill site and one kilometre north of the present open pits. The work confirmed the existence of a complex system of mineralized anastomosing veinlets in a geometry that shows potential to develop a small open pit. All but 2 of the 33 holes completed and assayed during 2009 showed some anomalous gold and silver. This drilling completed a pattern of approximately 50 by 50 metre drill spacing across the mineralized zone over a strike of 300 metres. This drilling was sufficient to construct three-dimensional ore solids. Some of this mineralization is open to the southeast and at depth where the Company plans to explore for continuations of this mineralization in the underground mine in 2010. The mineralogy and character of the mineralization is typical of that being mined in the present open pits, consisting of irregularly distributed narrow veinlets and hydrothermal breccias.

  Another six holes were completed at the Picacho Southeast target area during the quarter bringing the 2009 total to 14 holes for 2,644 metres, eight of which showed anomalous gold-silver values. These drill intercepts show that the mineralization is significant albeit somewhat discontinuous in nature, a style typical of the open pit deposits at Ocampo. This work showed that the second parallel zone to the north of the PGR structure is locally mineralized. A three-dimensional model was created for this mineralization for resource estimation.

  During the quarter, the Company completed another 19 core holes for 6,506 metres on the San Amado and La Leona vein system on the northeast extreme of the district, bringing the annual total to 34 holes or 10,408 metres. This work has discovered some very high grades locally, and also has shown that this is not one single vein, but rather a system of anastomosing veins and vein splits. Portions of the San Amado were sectioned and three-dimensional ore solids were created to model the orebody. The mineralization appears to have high gold / low silver values near surface, a low grade interval between 1,750 and 1,650 metres elevation, and then very high grade gold and silver values below that. Further exploration will be done from underground on the San Amado in 2010, and some further surface drilling is planned on the sub-parallel La Leona vein in 2010.

44 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

  A new discovery of mineralization was made by drilling the Santa Librada exploration target in the southern portion of the property, about one kilometre south of the existing open pits. This target consists of a northwest-striking fault/vein system at the contact of the El Salto formation and the Ocampo Andesite and Santa Eduviges formation, a geologic setting similar to the operating open pits. The best drill results to date include a 7.0 metre intercept grading 1.67 gold grams per tonne and 112 silver grams per tonne, for 3.70 gold equivalent grams per tonne, and provide clear encouragement to follow up with further drilling in 2010.

  No further drilling was completed at Altagracia during the quarter. A program of detailed geologic mapping and three-dimensional interpretation was completed that will lead to a more focused drill campaign in 2010.

  The Company completed two drill holes for 440 metres at the La Rosita target area which is northwest of the heap leach facility. This target has veining sub-parallel to the Aventurero vein system in the underground mine, and had shown anomalous gold values on surface. At the end of the quarter, assays for this drilling had not been received.

  During the quarter, the Company continued to expand the geologic mapping and geochemical surveys over the entire property position. Careful geologic mapping is the most direct and cost-efficient exploration method in the Ocampo district and therefore the Company continues to emphasize this part of the program. A spectrographic clay mineralogy study on the northern Cerro Colorado target area found encouraging patterns, and a model has been developed for second-order covered targets based on this work.

OPERATIONAL REVIEW – EL CUBO MINE

The El Cubo mine is located in the village of El Cubo in the state of Guanajuato, Mexico, a world class mining district with over 400 years of production history. The mine is comprised of the original El Cubo underground mine which is owned by the Company, and the Las Torres Complex which is leased from Compania Minera Las Torres, S.A. de C.V. (“Las Torres”).

On September 4, 2009, the Company renegotiated an extension of its mining lease agreement with Las Torres for an additional three year period. Pursuant to the agreement, the Company re-acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico. In addition, the agreement provides the Company access to the processing capacity of the Las Torres mill.

EL CUBO UNDERGROUND AND MILLING OPERATIONS
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Tonnes of ore mined	168,358	158,974	506,248	648,373
Tonnes of ore mined per day	1,830	1,728	1,387	1,771
Total tonnes of ore processed	165,648	160,719	505,388	658,105
Total tonnes of ore processed per day	1,801	1,746	1,385	1,798
Average grade of gold processed(1)	1.86	2.11	1.92	1.98
Average grade of silver processed(1)	84	103	83	94
Gold equivalent grade processed(1)	3.20	3.41	3.18	3.59
Gold ounces produced	8,897	9,891	27,842	38,772
Silver ounces produced	396,367	473,466	1,183,339	1,783,148
Gold equivalent ounces produced	15,240	15,966	45,578	69,111
(1) Grams per tonne

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 45

The Company mined 168,358 tonnes of ore, or 1,830 TPD, during the fourth quarter of 2009, compared to 158,974, or 1,728 TPD during the same period last year, representing an increase of 6%. This production increase was primarily attributable to the adoption of a new seven day continuous work schedule and the implementation of a production bonus plan during the fourth quarter that resulted in improved productivity.

Annually, the Company mined 506,248 tonnes of ore, representing a 142,125 tonne or 22% reduction compared to production in 2008. This production shortfall largely resulted from a seven week union strike which commenced in late April. Following the end of the strike in mid-June, the mine gradually ramped up to normal levels in the following months. This production shortfall was partially offset by efficiencies gained during the second half of the year due to the seven day continuous work schedule that was adopted by the union as part of the strike settlement. As a result, El Cubo's fourth quarter daily mining rate of 1,830 TPD was an improvement over the rates achieved earlier in 2009. Gold equivalent grades declined in 2009 versus 2008 as a result of lowering the cut-off grade for material sent to the mill for processing.

El Cubo Cash Costs

Using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $608 in the fourth quarter of 2009, representing a 40% increase over $433 per gold equivalent ounce in the fourth quarter of 2008. This increase was due to the processing of lower grade ore during 2009 which resulted in reduced production and gold equivalent ounces sold. In addition, El Cubo incurred higher cash costs in Q4 2009 as a result of the continued production ramp-up that followed the end of the union strike and the higher processing costs required under the new agreement with Las Torres. Using the realized gold equivalency ratio of 62:1, cash costs per gold equivalent ounce at El Cubo during the fourth quarter of 2009 were $643 per gold equivalent ounce, compared to $502 in the same period last year.

Annually, using the Company's long-term equivalency ratio of 55:1, cash costs per gold equivalent ounce were $582 in 2009 compared to $605 in 2008, representing a 4% improvement in 2009. Cash costs per gold equivalent ounce decreased during 2009 due to the impact of the favourable foreign exchange rate on peso-denominated costs, offset by the impact of the union strike on the mine's operations and the processing of lower grade ore during 2009 versus 2008. Using the realized gold equivalency ratio of 66:1, cash costs per gold equivalent ounce at El Cubo were $630 in 2009, compared to the 2008 cash cost result of $623.

El Cubo Exploration

Over the past year, the Company has renewed its efforts in the El Cubo mine and Guanajuato district. In the third quarter, the Company initiated drilling on one of sixteen new exploration target areas, and then accelerated drilling substantially in the fourth quarter of 2009, with the majority of the 11,650 metres of drilling completed during the year being completed in Q4. At the end of the fourth quarter there were three surface core rigs running, and two rigs drilling underground. During 2009, the Company spent $0.5 million on El Cubo exploration drilling for both brownfield and in-mine prospects.

The detailed discussion below outlines the Company's exploration activities during the fourth quarter of 2009. For a detailed discussion of the first nine months of exploration, please refer to the Company's interim Management's Discussion and Analysis, at www.sedar.com or on the Company's website at www.gammongold.com.

Underground drilling in the fourth quarter was directed at the San Alberto vein in the Apollo portion of the mine and at the La Loca Vein in the Dolores part of the mine. Surface drilling was directed to the Dolores Southeast and Capulin targets in the Southcentral portion of the El Cubo properties, and to the San Cosme vein in the Fenix target area. Assay results have been received from Dolores Southeast and Capulin but are still pending from the Fenix target.

The Capulin fault was previously considered a post-mineral fault, but the Company's work has now shown this to be a mineralized fault structure with wide zones of alteration and mineralization. Work completed to date at Dolores Southeast and Capulin shows the mineralization on both the Dolores and Capulin structures increasing towards the intersection of the two veins, and 200 metres from the intersection values decreasing to below cut-off grades. The intersection area has anomalously wide zones of mineralization.

The best results from fourth quarter drilling at the Dolores Southeast and Capulin targets are shown on the following table:

46 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

							GOLD EQUIVALENT
HOLE	VEIN	FROM	TO	LENGTH	GOLD (G/T)	SILVER (G/T)	(G/T)(55:1)
C-494	DOLORES SE	197.9	199.1	1.2	1.17	209	4.97
C-498	DOLORES SE	258.8	259.8	1.0	0.70	87	2.28
C-485	CAPULIN	191.7	196.1	4.4	0.84	17	1.15
C-485	CAPULIN	226.9	227.4	0.5	0.63	926	17.47
C-490	CAPULIN	206.4	207.3	0.9	1.80	134	4.23
C-503	CAPULIN	106.7	108.2	1.5	10.50	6	10.60

Note: This exploration information has been reviewed by Qualified Person, Mr. Glenn Clarke. All samples were performed by either the El Cubo Mine Laboratory or by SGS Laboratories in Durango, Mexico, using standard fire assay procedures.

Guadalupe y Calvo Exploration Project

During the third quarter, the Company registered an additional 36,025 hectares of exploration property to the northwest of the Guadalupe y Calvo San Luis claim, increasing the Company's land position to approximately 54,853 hectares. The Company began reconnaissance-style fieldwork on this claim during the fourth quarter.

Fieldwork completed during the third quarter identified a large zone of weak stockwork quartz veining in a granodiorite that has locally anomalous gold and silver in the northwest portion of the Guadalupe y Calvo property. During the fourth quarter, the Company completed a soil geochemical survey over this zone and identified a 100 by 700 metre gold geochemical anomaly that will be scheduled for drilling in 2010. Also, metallurgical samples composited from the Rosario vein were collected in the fourth quarter and submitted for heap leach testing, in preparation for a preliminary economic assessment study to be started in 2010. During 2009, the Company spent $1.0 million on Guadalupe y Calvo brownfields exploration.

CONSOLIDATED EXPENSES
(in thousands)	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
General and administrative	$37,054	$29,945	$24,156
Amortization and depletion	$42,954	$40,380	$43,392

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada and Mexico, but also include share-based compensation costs for key employees at all locations. General and administrative costs increased by $7.1 million when compared to 2008 primarily due to the $8.4 million in severance and stock-based compensation costs associated with the retirement of the President and Chairman, which is partially offset by insignificant declines in general and administrative expenses relating to travel costs, insurance, filing fees and other.

Amortization and depletion, which primarily relates to mining activities, increased by 6% to $43.0 million for the year, compared to $40.4 million for 2008. The expense was slightly higher in 2009 when compared to 2008 primarily due to the additional amortization recorded on capital additions, capital upgrades made to the mill and heap leach processing facilities, and facilities constructed in order to connect Ocampo to the electrical grid, offset by reductions in the units of production. During the second quarter of 2008 the Company reviewed the appropriateness of the estimated useful lives of the mines, which was based on proven and probable reserves, and determined that based on the characteristics of the current reserves and resources at Ocampo and El Cubo, the estimated useful life is more accurately reflected by proven and probable reserves and the portion of mineralization currently in resources that is expected to be classified as reserves. This change in estimate was applied prospectively effective April 1, 2008 and had the impact of reducing amortization and depletion in 2008 by approximately $4.6 million.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 47

CONSOLIDATED OTHER INCOME / (EXPENSE)
(in thousands)	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
	(AS RESTATED(1))	(AS RESTATED(1))	(AS RESTATED(1))
Interest on long-term debt	$(3,314)	$(1,936)	$(3,897)
Foreign exchange (loss) / gain	$(4,896)	$17,600	$(2,691)
Interest and other income	$633	$410	$772

(1) See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

Interest on long-term debt increased by $1.4 million to $3.3 million in 2009 from $1.9 million in 2008 as a result of the increased interest rate charged on the Company's credit facility during the first 10 months of the year. When the credit facility was renegotiated during November 2008, applicable interest rates under the renewed facility were higher than the previous facility, which was a reflection of the financial distress in the debt markets at that time. In addition, the related transaction fees were amortized into expense in 2009 which led to an increase in interest expense during the year.

Foreign exchange losses increased by $22.5 million, from a gain of $17.6 million in 2008 to a loss of $4.9 million in 2009, as a result of the translation of net monetary liabilities in the Company's Canadian and Mexican operations to US dollars. The weakened Mexican peso in the fourth quarter of 2008 resulted in large foreign exchange gains, primarily as a result of the Company's future income tax liabilities which are denominated in this currency and then translated into US dollars at each balance sheet date. The Company will continue to experience unrealized foreign currency gains or losses; primarily as a result of fluctuations between the US dollar and the Mexican peso.

The Company earned interest on short-term investments and other income of $0.6 million during 2009, compared to $0.4 million in 2008.

CONSOLIDATED INCOME TAX EXPENSE / (RECOVERY)

During the year ended December 31, 2009, the Company incurred current tax expense of $5.0 million and future income tax expense of $6.6 million, versus current tax expense of $1.0 million and a future tax recovery of $10.7 million in 2008. The year-over-year difference relates to the large recovery recognized in the prior year due to the ability to utilize future income tax assets in the Company's Mexican subsidiaries. In 2009, no similar recovery amounts were recorded. In addition, there was a large movement in foreign exchange gains and losses during the year which resulted in a significant change in the Company's valuation allowance year–over-year. These reasons, combined with significantly higher earnings before other items, resulted in a higher provision for income taxes in 2009. The Company pays the Single Rate Tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. During the year ended December 31, 2009, the Company was subject to the Single Rate Tax.

FINANCIAL CONDITION
(in thousands)
	AS AT	AS AT
	DECEMBER 31, 2009	DECEMBER 31, 2008
	(AS RESTATED(1))	(AS RESTATED(1))
Current assets	$220,121	$80,854

Current assets increased in 2009 primarily due to the proceeds received from the $108 million equity financing completed in the fourth quarter, increased operating cash flow, and an $11 million increase in supplies and ore inventories.

Long-term assets	744,247	715,709	Long-term assets increased in 2009 as a result of capital acquisitions, partially offset by amortization and depletion.
Total assets	$964,368	$796,563
Total current liabilities	$42,180	$62,154	Current liabilities decreased in 2009 due to the renegotiation of the Company's credit facility which now requires repayment in 2011, offset by an increase in payables and accruals at the end of 2009.

Total long-term liabilities	129,851	88,152	Long-term liabilities increased due to the reclassification of the Company's credit facility as long term, increases in capital lease obligations, and increases in future income tax differences.
Total liabilities	$172,031	$150,306
Shareholders' equity	$792,337	$646,257	Shareholders' equity increased in 2009 primarily as a result of a $108 million equity financing and the proceeds on the exercise of stock options.

(1) See Amendment and Restatement on May 13, 2010 section on page 3 for further discussion of the restatement.

48 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

KEY ECONOMIC TRENDS

The Company's performance is largely dependent on the prices of gold and silver. The prices of these commodities directly affect the Company's profitability and cash flow. The price of gold and silver is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company's control. During 2009, the price of gold experienced volatility, averaging $972 per ounce, with daily spot price closings between $810 and $1,212 per ounce. The price of silver also experienced significant volatility during 2009, averaging $14.67 per ounce, and closing between $10.51 and $19.18 per ounce. The major influences on gold during the year were the continuing strong investment demand in both physical gold bars and gold linked instruments, producer de-hedging, the global financial crisis, and declining supply from central banks. The Company generally does not hedge the price of gold and silver, but may acquire short-term derivative instruments from time to time to limit exposure to price fluctuations.

At the Company's mine sites, a significant portion of the operating costs and capital expenditures are denominated in Mexican pesos. Therefore, fluctuations in the peso versus the US dollar can significantly impact the Company's costs. The Mexican peso weakened significantly late in 2008 in the wake of the global financial crisis, and continued to devalue in the first quarter of 2009, averaging over 14 Mexican pesos to 1 US dollar for the quarter. The peso strengthened marginally throughout the remainder of the year, but did not return to the value experienced prior to the financial crisis. The Company periodically mitigates against the risk of foreign exchange rate movements through the use of foreign currency derivatives.

LIQUIDITY AND CAPITAL RESOURCES

The Company's balance of cash and cash equivalents as at December 31, 2009 was $129.0 million, a significant increase from the balance as at the end of 2008 of $3.3 million. Factors that can impact the Company's liquidity are monitored regularly and include the market prices of gold and silver, production levels, operating cash costs, capital costs and exploration expenditures and currencies.

Cash Flow
(in thousands)
	YEAR ENDED	YEAR ENDED	YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
Cash flow from / (used in) operating activities	$78,218	$55,933	$(34,192)
Cash flow used in investing activities	(77,462)	(66,376)	(73,487)
Cash flow from financing activities	124,963	9,992	107,314
Increase / (decrease) in cash and cash equivalents	125,719	(451)	(365)
Cash and cash equivalents, beginning of year	3,258	3,709	4,074
Cash and cash equivalents, end of year	$128,977	$3,258	$3,709

Operating activities contributed $78.2 million during 2009 compared to 2008, when operating activities generated cash flows of $55.9 million. This improvement of $22.3 million, or 40%, resulted from increased cash flows from earnings, due to stronger metal prices and realized cost efficiency initiatives.

Investing activities for the year ended December 31, 2009 used cash of $77.5 million as a result of expenditures on mining interests and property, plant and equipment, which compared to $66.4 million in 2008. Current year expenditures were largely related to the connection to the Mexican national electrical grid, various mill and heap leach upgrades, as well as significant underground development and capitalized stripping activity at the Ocampo mine. As of December 31, 2009, the Company had committed to purchase $0.9 million in property, plant and equipment that will be delivered throughout the first half of 2010.

Financing activities for 2009 contributed cash of $125.0 million compared to 2008, when financing activities contributed $10.0 million. The significant cash flow from financing activities in 2009 resulted from the net proceeds received in the fourth quarter on the issuance of 12.9 million common shares, of $108.1 million.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 49

Credit Facility

During the majority of 2009, the Company had access to a $50 million credit facility with the Bank of Nova Scotia that was comprised of a $30 million non-revolving term credit facility and a $20 million revolving term credit facility. The non-revolving facility was repayable in instalments ending on December 31, 2009, while the revolving facility matured on November 27, 2009. On November 5, 2009, the terms of the Company's credit facility were revised and extended for a further 24 months. The revised agreement provided for a $30 million revolving facility, and does not require principal repayments other than a one-time payment at maturity equal to the drawn loan balance at that point in time. In addition, the facility included an option to increase the facility to $50 million with a second lender under similar terms and conditions, provided that the Bank of Nova Scotia's exposure did not exceed $30 million. On December 31, 2009 the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50 million, split equally between the two lenders. At the end of 2009, the Company had drawn $26.4 million under the revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $22.6 million available for future funding.

Liquidity Outlook

Improving the Company's liquidity position was a key focus in 2009, and as a result, the Company has seen a significant improvement in its liquidity position since the end of 2008. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold and silver.

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company's strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Due to the current economic environment and fluctuating commodity prices, the

Company is highly focused on preserving cash and identifying sources of cash inflows. In an effort to preserve cash, the Company reduced capital expenditures and operating costs in 2009, where appropriate.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, seeking flexibility in financing arrangements, and expects to continue to build and maintain a cash reserve in 2010. The following achievements contributed to the strong cash balance of $129 million at December 31, 2009 and increased financial flexibility going forward:

  Completion of the $108.1 million equity financing in the fourth quarter of 2009;

  Renegotiation of the Company's $50 million credit facility, such that no principal payments are required until 2011;

  Continued implementation of cost reduction initiatives, including employee and contractor reductions at the Ocampo and El Cubo mines, renegotiation of key supplier contracts, and more rigorous cost management;

  Negotiation of the sale of certain pieces of equipment and subsequently leasing them back; and

  Actively managing the Company's working capital by ensuring sufficient cash is available to support management objectives, while continuing to meet obligations.

Net free cash flow for 2009 was $1.4 million in a year in which the Company continued significant investment in mineral properties and property, plant and equipment. The Company is forecasting an increase in net free cash flow for 2010, to be achieved through positive operating cash flows. The extent of cash flows generated from operations will vary depending on the prices of gold and silver, fluctuations in the Mexican peso, and total production.

The Company has total commitments relating to future capital expenditures of $6.3 million as at March 25, 2010.

The Company always attempts to target the best sources of funding to supplement operating cash flows and finance the Company's development, while optimizing the Company's capital structure through the appropriate mix of capital. The operational improvements underway at Ocampo, combined with the solid contributions from El Cubo, are expected to continue strengthening the Company's balance sheet and liquidity position. In today's metal price environment, the Company anticipates that funding from existing cash reserves, operating cash flows and the in-place credit facility should be sufficient to fund the Company's anticipated working capital requirements, planned capital expenditures and growth plans in 2010.

50 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

CONTRACTUAL OBLIGATIONS

A summary of the Company's contractual obligations at December 31, 2009 is summarized as follows:

(in thousands)	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 4 YEARS	4 – 5 YEARS	GREATER THAN 5 YEARS
Payables and accruals	$37,019	$37,019	$-	$-	$-	$-
Long-term debt	26,428	48	26,380	-	-	-
Interest on long-term debt	76	76	-	-	-	-
Capital leases	13,001	5,236	7,765	-	-	-
Long-term obligation	5,343	763	1,527	763	763	1,527
Employee future benefits	1,877	87	193	141	173	1,283
Future purchase commitments	945	945	-	-	-	-
Total	$84,689	$44,174	$35,865	$904	$936	$2,810

OUTSTANDING SHARE DATA

The Company's share capital was comprised of the following as at December 31, 2009:

	DECEMBER 31, 2009	DECEMBER 31, 2008
Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at paid-in value

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at paid-in value
Issued:
Common shares	137,357,552	120,040,768

At March 30, 2010, the Company had common shares outstanding of 138,405,601.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND HEDGING

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts. The Company's exposure with respect to commodity prices, interest rates and foreign exchange is described under the section entitled Risks and Uncertainties below.

During 2009, the Company entered into and exercised option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company had the right to purchase Mexican pesos amounting to $6,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges have been accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settled at various dates between July 1, 2009 and December 31, 2009. Upon exercise of the options, the cumulative gain or loss within accumulated other comprehensive income was reclassified to inventory to be recognized in income at the same time as the related production cost. Options exercised during 2009 resulted in an increase in inventories of $34.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 51

TRANSACTIONS WITH RELATED PARTIES

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

	YEAR ENDED	YEAR ENDED	YEAR ENDED
(in thousands)	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2007
Production costs – labour(1)	$25,797	$33,762	$31,147
Mining interests – labour(1)	$4,876	$1,167	$2,437
Production costs – mine consumables(2)	$11,255	$14,655	$2,033
Capital assets(3)	-	$94	$25
(1)

The Company paid a third party company owned by the brother of Mr. Fred George, a former director of the Company, for the provision of workers in Mexico at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers will now be provided at cost plus 6-8%.

(2)

The Company paid two third party companies owned by the father of Mr. Canek Rangel, a former director of the Company, for the provision of lime, lubricant and fuel. The Company is confident the cost of lubricant and fuel are at fair market value as the prices of these consumables are regulated in Mexico. The Company believes the cost of lime was also at fair market value.

(3)

The Company paid Mr. Canek Rangel or a third party company owned by the father of Mr. Rangel, a former director of the Company, for the provision and construction of production and support facilities, and mineral properties. The Company believes these costs were at fair market value.

In September 2009, the Company announced the retirement of Mr. Fred George, as President and Chairman, and the resignation of Mr. Canek Rangel, a director of the Company. As a result, effective the date of their departure from the Company, these individuals will no longer be considered related parties and the above transactions will not be considered related party transactions.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purposes of the plan, a consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and may spend a significant amount of time on the Company's business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

NON-GAAP MEASURES

Total Cash Cost per Ounce Calculation

Total cash costs per ounce is a non-GAAP performance measure that Management uses to better assess the Company's performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company's performance and cash generating capabilities. Total cash costs per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. Total cash costs per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

The following provides a reconciliation of total cash costs per ounce to the financial statements:

52 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

(in thousands, except ounces, cash costs and silver prices)
	QUARTER ENDED		YEAR ENDED
	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008
Production costs per financial statements	$27,113	$24,521	$96,504	$127,651
Refining costs per financial statements	708	508	2,855	1,662
Less: Costs incurred during union strike	-	-	(1,905)	-
Total cash costs	$27,821	$25,029	$97,454	$129,313
Divided by gold equivalent ounces sold(1)	62,462	60,662	210,853	245,028
Total cash cost per gold equivalent ounce	$445	$413	$462	$528
Total cash costs (per above)	$27,821	$25,029	$97,454	$129,313
Less: Silver revenue (see below)	(26,477)	(15,420)	(76,767)	(82,192)
	$1,344	$9,609	$20,687	$47,121
Divided by gold ounces sold	38,249	41,004	133,003	150,646
Total cash cost per gold ounce(2)	$35	$234	$156	$313
Average realized silver price	$17.54	$10.05	$14.91	$14.66
Multiplied by silver ounces sold	1,509,511	1,534,318	5,146,584	5,606,539
Silver revenue	$26,477	$15,420	$76,767	$82,192
(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the actual realized sales prices of the commodities.
(2)	The calculation of total cash cost per gold ounce includes the by-product silver sales revenue.

Net Free Cash Flow

Net free cash flow represents an indication of the Company's continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for Management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently. The following is a reconciliation of net free cash flow to the financial statements:

	QUARTER ENDED		YEAR ENDED
(in thousands)	DECEMBER 31, 2009	DECEMBER 31, 2008	DECEMBER 31, 2009	DECEMBER 31, 2008

Cash flows from / (used in) operating activities	$31,597	$9,965	$78,218	$55,933
Less: Capital expenditures	(22,647)	(16,411)	(76,861)	(66,841)
Net free cash flow	$8,950	$(6,446)	$1,357	$(10,908)

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 53

RISKS AND UNCERTAINTIES

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general, while others are specific to the Company. Included in the risk factors below are details on how management seeks to mitigate these risks wherever possible. For additional discussion of these and other risk factors, please refer to the Company's Annual Information Form which is available on the Company's website at www.gammongold.com or on SEDAR at www.sedar.com.

Nature of Mineral Exploration and Mining

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The Company's ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production, and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Company will successfully acquire additional mineral rights. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Mining is inherently dangerous and subject to conditions or events beyond the Company's control, which could have a material adverse effect on the Company's business. Mining involves various types of risks and hazards, including, but not limited to, environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; seismic activity; flooding; fires; periodic interruptions due to inclement or hazardous weather conditions; variations in grade, deposit size, density and other geological problems; mechanical equipment performance problems; unavailability of materials and equipment; labour force disruptions; unanticipated or significant changes in the costs of supplies; and unanticipated transportation costs. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Reserve Estimates

Mineral resource and reserve figures are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate; that reserves, resources or other mineralization figures will be accurate; or that this mineralization could be mined or processed profitably. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in-production scale. The reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

Effective Internal Control over Financial Reporting

The Company is required to maintain effective internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and related regulations. Any material weakness in internal control over financial reporting that needs to be addressed, disclosure of management's assessment of our internal control over financial reporting, or disclosure of the public accounting firm's report on internal control over financial reporting that reports a material weakness in internal control over financial reporting may reduce the price of the Company's common shares. In connection with the audit of the consolidated financial statements for the year ended December 31, 2009, the Company and its independent registered public accounting firm identified a deficiency in internal control over financial reporting that was a "material weakness" as defined by standards established by the Public Company Accounting Oversight Board. The deficiency resulted in the correction of future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. The Company has restated its consolidated financial statements for the years ended December 31, 2008 and 2009 to correct the accounting treatment for this item. However, there can be no assurance that the Company's remediation of internal control over financial reporting relating to the identified material weakness will re-establish the effectiveness of internal control over financial reporting or that the Company will not be subject to material weaknesses in the future.

54 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

Restatement of Consolidated Financial Statements

In May 2010, the Company restated its consolidated financial statements and other financial information for the years ended December 31, 2008 and 2009 with respect to future income tax liability balances that arose on a business acquisition during the 2006 fiscal year. In August 2009, the Company restated its consolidated financial statements and other financial information for the year ended December 31, 2008 with respect to the foreign currency translation of certain balances into United States dollars and the reversal of previously recorded net realizable value adjustments on inventory balances. The restatement of prior financial statements may expose the Company to risks associated with litigation, regulatory proceedings and government enforcement actions, including the risk that the SEC may disagree with the manner in which the Company has accounted for and reported the financial impact.

Foreign Operations

All of the Company's property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result, the Company's mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Company believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Company's projects are located) to foreign investment and mining to be favourable; however, any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Company's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Environmental Laws and Regulations

The Company's exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company's business.

Property Rights, Permits and Licensing

The Company's current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Company's properties, require certain permits and licenses from various levels of governmental authorities. The Company may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights required for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto; challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful; changes to the terms of such licenses, permits or property rights; or a failure to comply with the terms of any such licenses, permits or property rights obtained; could have a material adverse impact on the Company.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 55

Uncertainty of Title

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Commodity Price Risk

The profitability of the Company's gold mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. The price of gold and silver has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and silver prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. At December 31, 2009, the Company had $26.38 million of variable rate debt which carries an interest rate of LIBOR plus 4.00% for LIBOR loans. This margin may change depending on the Company's leverage ratio during the period, between a range of 3.75% and 4.25% for LIBOR loans. For prime rate and base rate Canada loans, the applicable margin ranges between 2.75% to 3.25% which also depends on the Company's leverage ratio during the period. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates, but may actively manage its exposure to interest rate risk in the future.

Foreign Currency Exchange Rate Risk

All metal sales revenues for the Company are denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos, such as payments for labour, operating supplies and property, plant and equipment. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company manages its exposure to currency fluctuations in the manner described in the Financial Instruments and Hedging section on page 28.

Credit Risk

Credit risk relates to accounts receivable and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

Hedging Activities

The Company may from time to time employ hedge (or derivative) products in respect of commodities, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. During 2009, the Company entered into foreign currency option contracts to manage foreign currency exchange rate risk, as described in the Financial Instruments and Hedging section on page 28.

The use of derivative instruments involves certain inherent risk including credit risk, market risk and liquidity risk. For derivatives, credit risk is created when the fair value is positive. When the fair value of a derivative is negative, no credit risk is assumed. The Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the amount of exposure to each counterparty, and monitoring the financial condition of the counterparties. For hedging activities, market risk is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company's financial condition. The Company manages market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. The Company generally mitigates liquidity risk by spreading out the maturity or its derivatives over time.

56 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

CHANGES IN ACCOUNTING POLICIES

(i) Section 3862, Financial Instruments – Disclosures

The Company adopted the amended Section 3862, Financial Instruments – Disclosures, which includes additional disclosure requirements regarding fair value measurements for financial instruments and liquidity risk. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements, and were effective for fiscal years ending after September 30, 2009. These disclosures are included within Note 16 of the annual consolidated financial statements.

(ii) EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company's financial results.

(iii) Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company's financial results.

(iv) EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company's financial results.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian companies. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use International Financial Reporting Standards (“IFRS”). As a result, the Company will report under IFRS for interim and annual periods beginning on or after January 1, 2011, and will restate the comparative information reported by the Company for 2010. The adoption of IFRS requires that the Company make certain accounting policy choices that may materially impact the Company's financial position and results of operations. The Company will strive to make policy choices that are compliant with IFRS but that result in the most relevant and reliable information for its stakeholders.

The Company has developed a three phase changeover plan to adopt IFRS by 2011 as follows:

  Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company. This phase was completed in the fourth quarter of 2008.

  Phase 2 – Design and Build: The second phase includes the detailed review, documentation and selection of accounting policy choices relating to each IFRS standard. This phase also includes assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting, and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered, and draft financial statements and note disclosures will be prepared.

  Phase 3 – Implement and Review: The final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation and testing of new processes, systems and controls, and the execution of detailed training where required.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 57

Throughout 2009, the Company continued to manage the transition to IFRS through the completion of activities and deliverables to support key areas of impact as follows:

  The Company established governance practices surrounding the project, including the formation of a project steering committee consisting of internal IFRS project personnel, senior management, and external advisors.

  The Company has made significant progress with respect to the second phase of the IFRS project, and has completed or begun the detailed documentation for those IFRS standards that were evaluated as having a high or moderate potential to result in a significant accounting change. The Company has also begun documenting those IFRS standards that were evaluated as having low potential to result in a significant accounting change. These standards are expected to be completed by the end of the second quarter of 2010.

  For those standards where a possible accounting change has been identified, the Company has begun to collect the necessary data required to quantify the impact of these changes.

  The Company has evaluated the potential impact of IFRS on its information systems, and any changes identified are currently being implemented.

  The Company has begun to develop an IFRS-compliant financial statement format and draft note disclosures.

  Project status updates and the conclusions reached regarding any completed standards have been presented to the Audit Committee and the Company's external auditors.

  The IFRS project team continues to monitor new and proposed standards and to revisit any preliminary conclusions reached, where necessary.

At the current stage of its IFRS project, the Company cannot reasonably determine the full impact that adopting IFRS will have on its financial position and future results. The Company is on target to meet the timelines essential to completing the changeover to IFRS.

Expected Areas of Significance

The Company has identified the areas noted below as those having the most potential for a significant impact on the financial position and result of operations. These areas do not represent a complete list of expected changes and may be subject to change as the Company progresses through the second phase of its project.

(i) International Accounting Standard 16 – Property, Plant and Equipment (“IAS 16”)

This standard requires that each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be depreciated separately. While the requirements of Canadian GAAP are similar as written, this IFRS will require that the Company retain more detailed accounting records with respect to its property, plant and equipment. The Company is currently in the process of identifying the significant components of its property, plant and equipment at its two mine sites, determining the useful lives of those significant components, and where the lives are different from that of the overall asset, quantifying the impact of this accounting change. In addition, changes to the Company's information system are currently being made to accommodate the more detailed record-keeping.

(ii) International Financial Reporting Standard 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”)

This standard requires that an entity apply all standards effective at the end of its first reporting period retrospectively, and provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas. The Company is currently analyzing the various exemptions available and will elect those determined to be most appropriate. The IFRS 1 exemptions that are the most significant to the Company are as follows:

Property, Plant and Equipment

Adoption of IFRS without the use of this exemption would require the Company to restate all property, plant and equipment balances from the date of acquisition until the transition date to IFRS of January 1, 2010. The applicable IFRS 1 election allows the Company to report property, plant and equipment in its opening balance sheet on the transition date at a deemed cost instead of actual cost. This deemed cost will most likely be determined by a fair value measure at the date of transition. The exemption can be applied on an asset-by-asset basis. The Company is currently evaluating this exemption.

Business Combinations

IFRS 1 permits entities to apply IFRS 3, Business Combinations, prospectively to business combinations occurring on or after the transition date of January 1, 2010. As a result, the Company would restate any 2010 business combinations which were reported under Canadian GAAP, for comparative reporting in 2011. Alternatively, the Company would be required to restate all business combinations prior to the transition date in addition to those occurring in 2010. The Company expects to elect the business combinations exemption and adopt IFRS 3 prospectively. The election of this exemption does not preclude the Company from the requirement to assess the assets and liabilities acquired in business combinations prior to transition in determining the opening balance sheet under IFRS.

58 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

Employee Benefits

The adoption of IFRS without the use of the employee benefits IFRS 1 exemption would require that the Company recalculate all actuarial gains and losses from the inception of each defined benefit plan in accordance with IFRS until the transition date. The IFRS 1 election allows the Company to recognize all cumulative actuarial gains and losses in retained earnings at the date of transition to IFRS and to apply any changes prospectively from that date. The Company is currently evaluating this exemption.

Foreign Exchange

The Company has cumulative translation adjustment balances relating to its conversion from a Canadian dollar functional currency to a US dollar functional currency in 2007. On transition to IFRS, all cumulative translation gains or losses can be reclassified to retained earnings at the Company's election. The Company expects to elect this exemption.

(iii) Extractive Activities Project

The International Accounting Standards Board currently has an Extractive Activities project underway to develop accounting standards for extractive activities. A working draft of the discussion paper has been released with the official discussion paper scheduled for release in the first quarter of 2010. Any changes to IFRS as a result of the project will not be effective until after the Company implements IFRS in 2011. Therefore, the Company's accounting policies specific to mining and related activities may be impacted once final IFRS are released on this topic, subsequent to IFRS adoption. The Company's IFRS project team will closely monitor any developments in this project.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

As part of the assessment of each IFRS in phase two of the Company's project, internal controls over financial reporting and disclosure controls and procedures are considered. For example, any changes in accounting policies could result in additional controls or procedures being required to address the reporting of the Company's first time adoption and on-going reporting requirements.

As a result of the adoption of IAS 16, Property, Plant and Equipment, certain controls and procedures will need to be put in place to ensure the accurate componentization and amortization of the Company's property, plant and equipment. However, at this time the Company has not identified any significant changes in internal control that will be required as a result of the implementation of IFRS. The certifying officers plan to complete the design, and initially evaluate the effectiveness of any key controls implemented as a result of IFRS in the fourth quarter of 2010, to prepare for certification under IFRS in 2011.

The Company will also ensure that key stakeholders are informed about the anticipated effects of the IFRS transition.

Financial Reporting Expertise

The Company has identified an IFRS Project Team, comprised of senior finance staff and senior management. The majority of these individuals have attended external IFRS training specific to the mining industry. Any required training for finance and operational staff will be delivered in the second half of 2010, and will be specific to the impact of IFRS on daily responsibilities of these individuals.

The Company has held an IFRS information session with the Company's Audit Committee of the Board of Directors. During this session, management and external advisors provided the members with the Company's project plan, and presented the expected areas of significance. The Audit Committee receives quarterly updates on the status of the project and reviews the conclusions reached on various standards, as they are completed.

SUBSEQUENT EVENTS

On March 16, 2010, the Ontario Superior Court of Justice certified the proposed class action commenced by Ed J. McKenna in 2008 in respect of investors who purchased securities through underwriters in Canada under the Company's April 2007 prospectus. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. Management continues to be of the opinion that the claim is without merit, and that a strong defence exists against the claim. The Company will continue to defend the claim, although no assurances can be given with respect to the outcome of any proceedings.

On March 23, 2010, the Company announced that it had entered into purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The option agreements include a series of option payments that total $1.4 million over a three year period.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 59

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

(i) Ore inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average cost or net realizable value (NRV). NRV is the difference between the estimated future realizable gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in mill circuits and in stockpiles, and an assumption of the gold price expected to be realized when the gold is recovered. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down or a portion thereof is reversed so that the new carrying amount is the lower of the cost and the revised net realizable value. The reversal is limited to the amount of the original write-down for inventory still on hand.

Ore on leach pads is ore that is placed on pads where it is saturated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depletion and amortization relating to mining operations, incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

(ii) Mineral reserves and resources used to measure depletion and amortization

The Company records depletion and amortization expense based on the estimated useful economic lives of long-lived assets. Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives. Mining interests are amortized using the units of production method over proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. Changes in reserve and resources estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve and resources estimates to substantially change from period to period. Actual production could differ from expected based on reserves and resources, and an adverse change in gold prices could make a reserve or resource uneconomic to mine. Variations could also occur in actual ore grades and gold and silver recovery rates from estimates. A key trend that could reasonably impact reserves and resources estimates is rising market mineral prices, because the mineral price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserves and resources estimates as material not previously classified as a reserve or resource becomes economic at higher gold prices.

60 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

(iii) Goodwill and long-lived assets

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic factors. A substantial change in estimated undiscounted future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment.

The Company's goodwill relates exclusively to the acquisition of the El Cubo mine and the Guadalupe y Calvo exploration property. The annual goodwill impairment test included a long-term gold price ranging between $1,050 and $850 per ounce, a long-term silver price ranging between $16 and $13.20 per ounce, and a nominal discount rate of 7.9%. Upon completion of this test, there was no impairment to goodwill identified. While the Company believes that the approach used to calculate the estimated fair value of the El Cubo reporting segment is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable reserves, forecasted operating costs, and forecasted metal prices may change significantly from current expectations.

(iv) Post-employment and post-retirement benefits

Certain estimates and assumptions are used in actuarially determining the Company's defined pension and employee future benefit obligations. Significant assumptions used to calculate the pension and employee future benefit obligations are the discount rate and long-term compensation rate. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense.

(v) Future income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in future tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each future tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to future tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If it is determined that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance is recorded. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period.

(vi) Asset retirement obligations

Asset retirement obligations (“AROs”) arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. The Company records the fair value of an ARO in the financial statements when it is incurred, and capitalizes this amount as an increase in the carrying amount of the related asset. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. In the future, changes in regulations, laws or enforcement could adversely affect operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, the mining properties could result in significant costs.

The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 9 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 61

CONTROLS AND PROCEDURES

(i) Evaluation of Disclosure Controls and Procedures (as restated)

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2009 an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as at December 31, 2009.

In connection with the restatement of the December 31, 2009 financial statements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has re-evaluated the effectiveness of disclosure controls and procedures and internal controls over financial reporting. Based on the reassessment, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, because the Company had a material weakness in internal controls over financial reporting, as described below, disclosure controls and procedures were not effective.

(ii) Management's Report on Internal Control Over Financial Reporting (as restated)

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Management is furthermore responsible for the evaluation of the effectiveness of internal control over financial reporting for the year ended December 31, 2009. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

As of December 31, 2009, management evaluated the effectiveness of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Gammon's management assessment, management concluded that the Company's design and operating effectiveness of internal control over financial reporting was effective as at December 31, 2009. No material weaknesses were identified by management during this evaluation.

Based upon its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective. However, during the preparation of the March 31, 2010 interim financial statements the Company determined that a restatement of its previously issued financial statements was necessary. As a result of the financial statement restatement, the Company reassessed its internal control over financial reporting and determined that a material weakness existed at December 31, 2009 and as a result, internal control over financial reporting was not effective. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction. Specifically, upon the acquisition of Mexgold Resources Inc. on August 8, 2006, the Company did not identify future income taxes as a foreign currency liability and as a result the balance was not appropriately translated into Mexican pesos. As of December 31, 2006 the Company identified a material weakness related to insufficient accounting personnel to appropriately review and approve non-routine and complex transactions which may have contributed to the incorrect initial recording of the future income tax liability.

62 GAMMON GOLD TSX: GAM NYSE: GRS Annual Report 2009	M D & A

This control deficiency resulted in the restatement of the consolidated financial statements for the years ended December 31, 2009 and 2008.

As a result of the aforementioned material weakness as of December 31, 2009, management has revised its previously reported assessment of the effectiveness of internal control over financial reporting and have concluded that, as of December 31, 2009, the Company's internal control over financial reporting was not effective.

(iii) Remediation of Material Weakness in Internal Control over Financial Reporting

Management has engaged in, and continues to engage in, efforts to address the material weakness in internal control over financial reporting identified above, by performing a thorough review of the Company's recognition of future income tax liabilities arising on business acquisitions in accordance with GAAP. Management will also amend procedures related to business acquisitions to include procedures to consider and record assets and liabilities acquired in the appropriate currency.

(iv) Change in Internal Control over Financial Reporting

There have been no significant changes in internal controls over financial reporting during the three months ended December 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. The term “resources” does not equate to the term “reserves”, and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) (see Note 3: Summary of Significant Accounting Policies to the financial statements), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences between GAAP and U.S. GAAP that are applicable to the Company are described in the Company's 40-F/A form filed with the U.S. Securities and Exchange Commission, which is available at www.edgar.com. The Company's reporting currency is in United States dollars unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 40-F/A Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding future gold and silver production and cash costs per ounce; potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Company's projects; future cash flows; estimates regarding the future costs related to exploration at the Company's projects; the nature and availability of additional funding sources; and future plans and objectives of the Company. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in more detail in the Company's Annual Information Form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

M D & A	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 63

RESTATD CONSOLIDATED FINANCIAL STATEMENTS

(Note 2)

December 31, 2009 & 2008
In United States Dollars unless otherwise stated

Gammon Gold Inc.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Gammon Gold Inc. ("the Company") and the information in this annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. In preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on careful judgements and are within reasonable limits of materiality. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal accounting control. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Management meets the objectives of internal accounting control on a cost-effective basis.

The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to review the consolidated financial statements and recommend approval by the Board of Directors. The Audit Committee is also responsible for making recommendations with respect to the appointment of and for approving remuneration and the terms of engagement of the Company’s auditors. The Audit Committee also meets with the auditors, without the presence of management, to discuss the results of their audit, their opinion on internal accounting controls, and the quality of financial reporting.

The consolidated financial statements have been audited by KPMG LLP in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). KPMG LLP was appointed by shareholder vote at the annual shareholders’ meeting. Their report is presented below.

/s/ Rene Mario	/s/ Scott Perry
Rene Marion	Scott Perry
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

66 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	FINANCIALS

AUDITORS' REPORT

To the Shareholders of Gammon Gold Inc.

We have audited the consolidated balance sheets of Gammon Gold Inc. (the "Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, cash flows and shareholders' equity for each of the years in the two year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Our previous report dated March 29, 2010 has been withdrawn and the accompanying consolidated financial statements restated to correct misstatements as disclosed in Note 2.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada
March 29, 2010, except as to note 2 which is as of May 13, 2010

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 67

(in thousands of United States Dollars)

	2009	2008
At December 31	(as restated, Note 2)	(as restated, Note 2)
ASSETS
Current
Cash and cash equivalents	$128,977	$3,258
Receivables
Commodity taxes	10,598	8,762
Trade / other	1,974	4,932
Current portion of future income tax asset (Note 11)	4,210	1,385
Inventories (Note 5)	71,682	60,128
Prepaids and deposits	2,680	2,389
	220,121	80,854

Deposits on property, plant and equipment	4,861	4,930
Other long-term assets (Note 3 (q))	3,847	4,653
Long-term ore stockpiles (Note 5)	-	2,201
Mining interests and property, plant and equipment (Note 6)	628,740	597,126
Goodwill	106,799	106,799
	$964,368	$796,563
LIABILITIES
Current
Payables and accruals	$37,019	$30,457
Current portion of future income tax liability (Note 11)	-	836
Current portion of capital leases and
other long-term obligations (Notes 7 and 8)	5,161	30,861
	42,180	62,154

Long-term debt and capital leases (Note 7)	32,431	7,991
Other long-term obligations (Note 8)	5,051	4,677
Asset retirement obligations (Note 9)	5,958	3,622
Employee future benefits (Note 10)	1,635	1,659
Future income tax liability (Note 11)	84,776	70,203
	172,031	150,306
SHAREHOLDERS' EQUITY (Note 12)
Capital stock	866,716	719,426
Contributed surplus	23,873	33,288
Deficit	(104,686)	(112,891)
Accumulated other comprehensive income	6,434	6,434
	792,337	646,257
	$964,368	$796,563

Commitments and contingencies (Note 13)
Subsequent events (Note 20)

Signed on behalf of the Board:	/s/ René Marion	/s/ Ronald Smith
	René Marion, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements.

68 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	FINANCIALS

(in thousands of United States Dollars except per share data)

	2009	2008
For the years ended December 31	(as restated, Note 2)	(as restated, Note 2)
Revenue from mining operations	$206,801	$212,522

Expenses
Production costs, excluding amortization and depletion	96,504	127,651
Refining costs	2,855	1,662
General and administrative costs	37,054	29,945
Amortization, depletion and accretion	42,954	40,380
	179,367	199,638

Earnings before other items	27,434	12,884

Interest on long-term debt	(3,314)	(1,936)
Foreign exchange (loss) / gain	(4,896)	17,600
Interest and other income	633	410
	(7,577)	16,074

Earnings before income taxes	19,857	28,958

Future income tax expense / (recovery) (Note 11)	6,611	(10,738)
Current tax expense	5,041	1,044
	11,652	(9,694)

Net earnings and comprehensive income	$8,205	$38,652

Earnings per share (Note 14)
Basic	$0.07	$0.33
Diluted	$0.07	$0.32

Weighted average shares outstanding (Note 14)
Basic	125,688,993	119,110,568
Diluted	126,592,185	120,812,872

See accompanying notes to the consolidated financial statements.

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 69

(in thousands of United States Dollars)

	2009	2008
For the years ended December 31	(as restated, Note 2)	(as restated, Note 2)
OPERATING ACTIVITIES
Net earnings	$8,205	$38,652
Payment on other long-term obligations	(727)	-
Items not affecting cash (Note 15)	65,666	10,132
Change in non-cash operating working capital (Note 15)	5,074	7,149
	78,218	55,933
INVESTING ACTIVITIES
(Increase) / decrease in deposits on property, plant and equipment	(601)	465
Expenditures on mining interests and property, plant & equipment	(76,861)	(66,841)
	(77,462)	(66,376)
FINANCING ACTIVITIES
Repayment of capital lease obligations	(7,464)	(2,551)
Proceeds from sale-leaseback transactions	17,201	-
Proceeds from long-term debt	11,500	13,880
Repayment of long-term debt	(22,563)	(8,109)
Financing fees on long-term debt	(1,200)	-
Net proceeds from issuance of common shares	108,132	-
Proceeds from exercise of stock options	19,357	6,772
	124,963	9,992

Net increase / (decrease) in cash and cash equivalents	125,719	(451)

Cash and cash equivalents, beginning of year	3,258	3,709

Cash and cash equivalents, end of year	$128,977	$3,258

Cash and cash equivalents is comprised of the following:

Cash	$93,249	$3,258
Short-term investments	35,728	-
	$128,977	$3,258

See accompanying notes to the consolidated financial statements.

70 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	FINANCIALS

(in thousands of United States Dollars)

	2009	2008
For the years ended December 31	(as restated, Note 2)	(as restated, Note 2)
Capital stock
Balance, beginning of year	$719,426	$699,512
For cash pursuant to exercise of stock options	19,357	6,772
Fair value of share-based compensation	19,709	13,142
Shares issued through employee share purchase plan	92	-
Shares issued through equity offering	115,042	-
Share issuance costs	(6,910)	-
Balance, end of year	$866,716	$719,426
Contributed surplus
Balance, beginning of year	$33,288	$42,373
Fair value of share-based compensation	(19,709)	(13,142)
Forfeitures of stock options	(150)	(429)
Share-based compensation	10,444	4,486
Balance, end of year	$23,873	$33,288
Deficit
Balance, beginning of year	$(112,891)	$(160,532)
Prior period adjustment (Note 2)	-	8,989
Net earnings	8,205	38,652
Balance, end of year	(104,686)	(112,891)

Accumulated other comprehensive income	6,434	6,434

Total deficit and accumulated other comprehensive income	$(98,252)	$(106,457)

Total shareholders' equity	$792,337	$646,257

See accompanying notes to the consolidated financial statements.

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 71

(in thousands of United States Dollars unless otherwise noted)

1.     Nature of operations

Gammon Gold Inc. (the “Company”) is a publicly traded company engaged in the mining, development, exploration and acquisition of resource properties. The Company's common shares are listed on the Toronto Stock Exchange (TSX: GAM), the New York Stock Exchange (NYSE: GRS) and the Berlin Stock Exchange (BSX: GL7).

2.     Restatement of consolidated financial statements

During the preparation of the March 31, 2010 interim consolidated financial statements, the Company identified an error relating to its consolidated financial statements for the years ended December 31, 2008 and 2009, and the related interim periods. In those previously released financial statements, the Company did not identify future income taxes arising on the acquisition of Mexgold Resources Inc. on August 8, 2006 as a foreign currency liability and as a result, the balance was not appropriately translated into Mexican pesos. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the US dollar and the Mexican peso, the currency of the country in which the future tax liability arose.

The following table outlines the impact of the adjustments by financial statement line item in the Company's consolidated balance sheet and consolidated statement of operations as at and for the periods ended December 31, 2009 and December 31, 2008. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. Only those line items impacted by the restatement have been disclosed.

			Foreign
	Previously	Opening	currency
	reported	adjustment	adjustments	As restated
Consolidated balance sheet at December 31, 2009:
Future income tax liability	$98,896	$-	$(14,120)	$84,776
Deficit	(118,806)	-	14,120	(104,686)

Statement of operations for the year ending December 31, 2009:
Foreign exchange loss	$(11,369)	$-	$6,473	$(4,896)
Net earnings	1,732	-	6,473	8,205

Consolidated balance sheet at December 31, 2008:
Future income tax liability	$77,850	$(8,989)	$1,342	$70,203
Deficit	(120,538)	8,989	(1,342)	(112,891)

Statement of operations for the year ending December 31, 2008:
Foreign exchange gain	$18,942	$-	$(1,342)	$17,600
Net earnings	39,994	-	(1,342)	38,652

72 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

3.      Summary of significant accounting policies

(a)     Basis of presentation

The consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the following significant accounting policies. These financial statements are prepared in United States dollars, unless otherwise indicated.

(b)     Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc., Gammon Lake Holdings Inc., Mexgold Resources Inc., Compania Minera El Cubo S.A. de C.V., and Metales Interamericanos S.A de C.V. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)     Foreign currency translation

The functional currency of the Company's operations is the United States dollar (“US dollar”). Non-US dollar balances are translated into US dollars as follows: monetary assets and liabilities are translated to US dollars at the period-end exchange rate; non-monetary assets and liabilities are translated at the rate prevailing at the time of the transaction; and revenue and expense transactions are translated using average exchange rates, except for expenses that relate to non-monetary assets and liabilities, which are translated at the same historical exchange rate as the related asset or liability. Translation gains or losses are recognized in earnings in the period in which they occur.

(d)     Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations; depletion and amortization calculations; estimates of recoverable gold and other minerals in current and long-term stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post-employment, post-retirement and other employee future benefits; valuation allowances for future income tax assets; asset retirement obligations; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(e)     Revenue recognition

Revenue from the sale of gold, silver, and doré bars is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership passes to the purchaser including title risk, the selling price is fixed or determinable, and collectability is reasonably assured. Sales of the doré bars are recorded at estimated values, and are further adjusted based upon final quality assessment and quotations. Interest revenue is recognized on an accrual basis.

(f)     Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g)     Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Current and long-term ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 73

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable overhead, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver, and doré bars, and is valued at the lower of cost and net realizable value.

For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

(h)     Mining interests and depletion

The carrying value of mining interests represents the accumulated costs to date related to the acquisition, exploration and development of the Company's mineral properties. Production stage mining interests are amortized over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves, or on a straight-line basis over the term of the lease. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

The expected useful lives used in amortization and depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change. Mining costs associated with stripping activities in an open pit mine are capitalized if they represent a betterment to the mineral property in that access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. Capitalized stripping costs are amortized over the life of the deposit benefiting from the stripping using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(i)     Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets, which do not exceed the related estimated life of mine, as follows:

Equipment under capital lease	4-9 years
Heavy equipment	4-9 years
Other equipment	6-9 years
Processing plant	6-10 years
Vehicles	4 years
Buildings	10 years
Office equipment	3-10 years
Leasehold improvements	3 years

(j)     Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of mining interests and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Annually, or when events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews the carrying value of its mining interests and exploration properties. The recoverability of the book value of each property is assessed for indicators of impairment such as adverse changes to the estimated recoverable ounces of gold and silver, estimated future commodity prices, and estimated expected future operating costs, capital expenditures and reclamation expenditures. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mining interests and the related deferred costs are recorded do not necessarily reflect present or future values.

74 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

(k)     Goodwill and goodwill impairment

Acquisitions of businesses are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. Fair value is calculated as an appropriate multiple of projected future net earnings. If the carrying amount exceeds the fair value, the Company compares the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying amount over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(l)     Asset retirement obligations

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company intends to make future expenditures to comply with such laws and regulations. The Company is required to record a liability and corresponding asset, for the estimated present value of future cash flows associated with site closure and reclamation when the liability is incurred and a reasonable estimate of the fair value can be made. The present value of future cash flows is determined using the credit adjusted risk free rate. These asset retirement costs are amortized over the life of the related assets on a straight-line basis. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

(m)     Share-based compensation

The Company uses the fair value method of accounting for employee share-based compensation and other share-based payments made in exchange for goods and services. Under this method, the Company recognizes a compensation expense for all awards made to employees, based on the fair value of the options on the date of grant, which is determined by using an option pricing model. The fair value of employee options is expensed over the vesting period of the options. The fair value of awards granted to non-employees is remeasured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to income upon remeasurement. The Company's stock option plan is described in Note 12.

(n)     Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward. Future income tax assets and liabilities are measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered to be more likely than not.

(o)     Earnings per common share

Earnings per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of all outstanding options using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the year.

(p)     Employee future benefits

The Company has defined benefit plans that provide benefits to certain of its employees. The cost of the accrued benefit liability for benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of salary escalation and retirement ages.

Actuarial gains and losses arise from changes in actuarial assumptions used to determine the accrued benefit liability. The excess of the net actuarial gain and loss over 10% of the greater of the accrued benefit liability and the fair value of plan assets is amortized over the average remaining service period of active employees.

(q)     Other long-term assets

Included in other long-term assets are the costs of an eight-year consultancy agreement with a third party, whereby the Company will receive assistance with strategic planning, business development, procurement and authorization of land, employer-employee relations, community and government relations, and environmental relations. Amortization of the contract cost is calculated on a straight-line basis over the term of the agreement. See Note 8 for further details on the related obligation.

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 75

(r)     Financial instruments

The Company's financial instruments are classified as follows:

Asset / Liability	Classification	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Receivables	Loans and receivables	Amortized cost
Payables and accruals and other long-term obligations	Other financial liabilities	Amortized cost
Long-term debt and capital leases	Other financial liabilities	Amortized cost

Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are added to the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in fair value are recorded in earnings unless they are designated in a valid hedging relationship (Note 3(s)), in which case the changes in fair value are recorded in other comprehensive income. There were no embedded derivatives for the years ended December 31, 2009 and 2008.

(s)     Hedges

Hedging relationships that meet documentation requirements, and can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. Specifically, in a cash flow hedge, the effective portion of the change in the fair value of hedging derivatives is recorded in other comprehensive income and reclassified to earnings in the period in which the hedged item is realized. Any ineffective portion of the change in fair value of hedging derivatives is recognized in net earnings in the reporting period. Where documentation and effectiveness requirements are not met, the derivatives are classified as held for trading and the change in fair value is recognized in earnings in the reporting period.

Fair value hedges and the related hedged items are recognized on the balance sheet at fair value with any changes in fair value recognized in net income. To the extent the fair value hedge is effective, the changes in fair value of the hedge and the hedged item will offset each other.

(t)     Recent accounting pronouncements

The following is an overview of recent accounting pronouncements that the Company will be required to adopt in future years:

(i)     Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests which replace Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on how future business combinations are accounted for. Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

(ii)     International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February of 2009, the AcSB announced that 2011 is the changeover date for publicly accountable enterprises to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

76 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

4.      Changes in accounting policies

(i)     Section 3862, Financial Instruments – Disclosures

The Company adopted the amended Section 3862, Financial Instruments – Disclosures, which includes additional disclosure requirements regarding fair value measurements for financial instruments and liquidity risk. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements, and were effective for fiscal years ending after September 30, 2009. These disclosures are included within Note 17.

(ii)     EIC-174, Mining Exploration Costs

Effective March 27, 2009, the Company adopted EIC 174, Mining Exploration Costs. This abstract provides additional guidance on determining when exploration costs related to mining properties can be capitalized as well as clarification on impairment indicators for exploration costs that have previously been capitalized. This abstract did not have any effect on the Company's financial results.

(iii)   Section 3064, Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced existing Section 3062, Goodwill and Other Intangible Assets. This new section establishes standards for the recognition of internally developed intangible assets. The standards for the recognition and impairment testing of goodwill are carried forward unchanged. This new standard did not have any effect on the Company's financial results.

(iv)     EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This abstract requires that credit risk be taken into account in determining the fair value of financial instruments and financial liabilities, including derivative instruments. This new standard did not have any effect on the Company's financial results.

5.     Inventories

	December 31	December 31
	2009	2008
Supplies	$15,847	$14,073
Ore stockpiles	627	3,534
Ore in process	53,199	43,832
Finished goods	2,009	890
	71,682	62,329
Less: Long-term ore stockpiles	-	(2,201)
	$71,682	$60,128

During the year, the Company recognized $1,791 of inventory net realizable value adjustments as an expense (2008 - $8,318). As a result of the increase in expected future commodity prices, the Company recognized net realizable value adjustment reversals during the year, which had the effect of decreasing expenses by $428 (2008 - $3,278), for an overall net realizable value adjustment expense of $1,363 during 2009 (2008 - $5,040).

6.     Mining interests and property, plant and equipment

	December 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Mining interests:
Producing properties	$386,394	$78,402	$307,992	$334,896	$58,277	$276,619
Exploration properties	126,517	-	126,517	119,400	-	119,400
	512,911	78,402	434,509	454,296	58,277	396,019
Property, plant and equipment:
Processing plant	101,662	37,667	63,995	95,183	27,828	67,355
Heavy equipment	54,318	24,620	29,698	70,913	23,075	47,838
Other equipment	50,957	6,895	44,062	41,515	3,287	38,228
Buildings	24,350	5,135	19,215	22,524	4,015	18,509
Office equipment	6,469	4,234	2,235	5,621	2,809	2,812
Vehicles	3,404	2,698	706	3,303	2,059	1,244
Equipment under capital lease	22,591	2,202	20,389	9,165	2,754	6,411
Major spare parts	13,185	2,430	10,755	6,439	522	5,917
Construction in progress	3,176	-	3,176	12,793	-	12,793
	280,112	85,881	194,231	267,456	66,349	201,107
Total	$793,023	$164,283	$628,740	$721,752	$124,626	$597,126

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 77

The following table summarizes the movements in capitalized stripping costs:

	December 31	December 31
	2009	2008
Balance, beginning of year	$7,352	$-
Stripping costs capitalized	22,614	7,352
Depletion	(657)	-
Balance, end of year	$29,309	$7,352

The Company capitalizes interest attributable to the acquisition or construction of qualifying assets. During the year, $434 of interest associated with capital projects was capitalized (2008 - $219).

7.     Long-term debt and capital leases

	December 31	December 31
	2009	2008
(a) Revolving credit facility	$25,242	$6,855
(a) Non-revolving term loan	-	29,582
(b) Capital leases for equipment	11,539	1,910
(c) Other long-term debt	48	105
	36,829	38,452
Less: Current portion of long-term debt and capital leases	4,398	30,461
	$32,431	$7,991

The estimated future minimum debt and lease payments under all facilities are as follows:

2010	$4,398
2011	$30,753
2012	$2,816

(a)

On November 5, 2009, the Company's credit facility was restructured and replaced with a $30,000 revolving line of credit with the Bank of Nova Scotia. The agreement included an option to increase the facility to $50,000 under similar terms and conditions, provided that the Bank of Nova Scotia's exposure did not exceed $30,000. On December 31, 2009, the Company signed an agreement with Société Générale to increase the total revolving credit facility to $50,000, with the exposure divided equally between the two lenders. The facility matures on November 5, 2011 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date. Interest is payable at LIBOR + 3.75% to 4.25% depending on the leverage ratio of the Company.

The credit facility contains various covenants that include an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3:1, a tangible net worth of at least $491,500 plus 50% of positive net income earned for each quarter subsequent to September 30th, 2009, and proven and probable reserves cannot be less than 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company.

As at December 31, 2009, the Company had drawn $26,380 under the revolving facility and had issued a $1,000 letter of credit against the facility. The Company is in compliance with all covenants at December 31, 2009.

(b)

The Company is obligated under various capital leases for equipment, all of which expire by the end of 2012. During the year, the Company entered into two transactions whereby several pieces of equipment were sold and subsequently leased back. These transactions resulted in an increase in capital lease obligations of $11,991, an increase in property, plant and equipment of $710, and deferred gains on sale of $585. The latter are included in other long-term obligations and will be amortized over the 36 month term of each lease. All capital lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 7.38% to 11.05%.

(c)	The Company is obligated under certain other agreements maturing in 2010. These loans are non-interest bearing, with quarterly payments of approximately $15.

8.     Other long-term obligations

Other long-term obligations includes deferred gains from sale-leaseback transactions, obligations arising from the Company's long-term incentive plan, and the obligation associated with the eight-year consultancy agreement described in Note 3(q). The consultancy agreement obligation is non-interest bearing, and has been recorded at fair value using a discount rate of 7%. As of December 31, 2009, the total balance outstanding was $4,372 (current portion - $763).

9.     Asset retirement obligations

The Company's asset retirement obligations consist of reclamation costs for the Ocampo and El Cubo mines. The present value of the obligation is currently estimated at $5,958 (2008 – $3,622), reflecting payments that will commence in 9 - 10 years. Significant reclamation activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of the reclamation costs liability is $11,847 (2008 – $13,298). The credit adjusted risk-free rate used in estimating the obligation is 8%, and the inflation rate used is $5.0% (2008 – 5.4%) . Changes to the reclamation and closure cost obligation balance during the year were as follows:

	December 31	December 31
	2009	2008
Asset retirement obligations, beginning of year	$3,622	$2,991
Foreign exchange adjustment	284	(620)
Obligations incurred	33	803
Accretion expense	316	190
Revisions in estimates	1,703	258
Asset retirement obligations, end of year	$5,958	$3,622

78 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

10.     Employee future benefits

The Company has two defined benefit plans that provide employee future benefits, other than pensions, to certain of its employees in Mexico.

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company or by its subsidiaries. These benefits consist of a one-time payment equivalent to 12 days' wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months' wages plus 20 days' wages for each year of service payable upon involuntary termination without just cause.

All plans are unfunded. An actuarial valuation was performed for all plans as at December 31, 2009.

Information about the Company's benefit plans, in aggregate, is as follows:

	December 31	December 31
	2009	2008
Accrued benefit obligation:
Balance, beginning of year	$2,331	$4,172
Foreign exchange adjustment	132	(879)
Service cost	328	462
Interest cost	190	227
Benefits paid	(569)	(213)
Early settlements	-	(1,527)
Curtailments	(102)	-
Actuarial loss	1,102	89
Deficit	3,412	2,331
Unamortized past service costs	(430)	(429)
Unamortized actuarial gain	(1,347)	(243)
Accrued benefit liability	$1,635	$1,659

Employee future benefit expense recognized during the year was as follows:
	December 31	December 31
	2009	2008
Service cost	$328	$462
Interest cost	190	227
Actuarial loss	13	38
Curtailment gain	(102)	-
Past service costs	24	(260)
	453	467
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial gains	-	72
Net expense for the year	$453	$539

Significant assumptions used:
Discount rate	9.00%	8.04%
Rate of compensation increase	5.56%	5.22%

11.     Income taxes

The following table reconciles the expected income tax payable / (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2009 and 2008.

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Net earnings before income taxes	$19,857	$28,958
Income tax rate	35.00%	35.50%

Expected income tax expense based on above rates	6,950	10,280
Effect of lower tax rates in foreign jurisdictions	(1,752)	(4,718)
Non-deductible stock option expense	2,351	1,441
Permanent differences	4,550	677
Change in Mexican statutory income tax regime	718	-
Valuation allowance	(1,165)	(17,374)
Provision for income taxes	$11,652	$(9,694)

The following reflects future income tax liabilities at December 31, 2009 and 2008:

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Accounting value of mineral properties in excess of tax value	$85,932	$77,693
Accounting value of inventories in excess of tax value	15,364	11,311
Deductible share issue costs	(2,865)	(1,871)
Future employee benefits	(458)	(436)
Unrealized foreign exchange (losses) / gains	(2,608)	1,938
Other	(2,796)	(2,146)
Non-capital losses carried forward	(58,253)	(64,251)
	34,316	22,238
Valuation allowance	46,250	47,416
Future income tax liabilities recognized	$80,566	$69,654

	December 31	December 31
	2009	2008
Current portion of future income tax asset	$(4,210)	$(1,385)
Current portion of future income tax liability	-	836
Future income tax liability	84,776	70,203
Net future income tax liability recognized	$80,566	$69,654

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 79

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	Total
2012	-	1,018	1,018
2013	5,197	1,821	7,018
2014	5,865	1,730	7,595
2015	3,907	17,487	21,394
2016	-	45,567	45,567
2017	-	50,813	50,813
2018	-	15,274	15,274
2025	1,516	-	1,516
2026	6,419	-	6,419
2027	17,725	-	17,725
2028	3,814	-	3,814
2029	14,074	-	14,074
	$58,517	$133,710	$192,227

12.     Shareholders' equity

(a)      Capital stock

Authorized:

Unlimited number of common shares.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of	Ascribed
	Common Shares	Value
Balance, December 31, 2007	117,432,363	$699,512
For cash pursuant to exercise of share purchase options	2,558,405	6,772
Fair value of options exercised	-	12,694
Fair value of shares issued:	50,000	448

Balance, December 31, 2008	120,040,768	$719,426

For cash pursuant to exercise of share purchase options	3,785,460	19,357
Fair value of options exercised	-	16,000
Fair value of shares issued	594,022	3,709
Shares issued through equity offering (net of issuance costs)	12,926,000	108,132
Shares issued through employee share purchase plan	11,302	92

Balance, December 31, 2009	137,357,552	$866,716

(b)     Stock options (in Canadian dollars)

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares that may be reserved for issuance under the plan is 25,000,000. The maximum number of common shares that may be reserved for issuance to any one person under the plan is 5% of the shares outstanding at the time of grant (on a non-diluted basis), less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism. Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods as determined by the Company's Board of Directors.

The fair value of the options granted was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2009	2008
Dividend yield	0%	0%
Expected volatility	64.26%	53.35%
Risk free interest rate	2.28%	3.45%
Expected life	6.93 years	6.13 years
Weighted average grant date fair value	$5.43	$5.23

80 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

	December 31, 2009		December 31, 2008
		Weighted		Weighted
	Shares	Average Price	Shares	Average Price
Outstanding, beginning of year	8,550,093	$7.85	9,544,920	$6.35
Granted	840,000	$6.99	1,885,000	$8.73
Expired / forfeited	(289,333)	$9.81	(321,422)	$9.45
Exercised	(3,785,460)	$6.04	(2,558,405)	$2.69
Outstanding, end of year	5,315,300	$8.91	8,550,093	$7.85
Options exercisable, end of year	3,602,550	$9.24	6,514,593	$7.56

During the year ended December 31, 2009, employees, consultants, officers and directors of the Company exercised 3,785,460 (2008 – 2,558,405) options for total proceeds of $22,856 (2008 - $6,893). Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2009:

	Options outstanding			Options exercisable
	Number	Weighted average		Number	Weighted average
Option Price	outstanding	exercise price	Average life (yrs)	exercisable	exercise price
$ 5.01 - 6.00	332,290	$ 5.43	0.65	332,290	$ 5.43
$ 6.01 - 6.50	1,352,200	$ 6.22	1.99	845,950	$ 6.15
$ 6.51 - 7.00	708,450	$ 6.77	5.10	506,700	$ 6.83
$ 7.01 - 9.00	270,000	$ 8.18	4.75	37,500	$ 8.20
$ 9.01 - 9.50	742,000	$ 9.30	2.22	467,500	$ 9.25
$ 9.51 - 10.00	643,250	$ 9.93	5.00	195,500	$ 9.94
$ 10.01 - 10.50	75,500	$ 10.49	1.45	75,500	$ 10.49
$ 10.51 - 11.00	808,277	$ 10.64	2.77	783,277	$ 10.64
$ 11.01 - 18.00	50,000	$ 13.00	2.54	25,000	$ 13.00
$ 18.01 - 21.00	333,333	$ 20.35	2.25	333,333	$ 20.35
Total	5,315,300			3,602,550

(c)     Employee share purchase plan

During the third quarter of 2009, the Company established an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees' contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year, the Company contributed $81 to this plan.

(d)     Share-based compensation

In 2008, the Company awarded share-based compensation to certain employees in lieu of a cash bonus. The shares awarded were valued at the volume weighted average trading price of the Company's shares for the five days prior to the award, and vest over an eighteen-month period. The employees were, or will be, issued the number of shares equivalent to the bonus value using the grant date price. The amount of compensation expense recorded in 2009 with respect to share-based compensation was $1,670, which included $816 relating to taxes paid by the Company on behalf of these employees (2008 - $5,587, $2,341 for taxes).

13.     Commitments and contingencies

Option and joint venture agreements

(a)     Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”) / Compania Minera Brenda, S.A. de C.V. (“Brenda”)

As a result of an agreement dated February 21, 2003 in which the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda, the Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of $2,000.

During the year ended December 31, 2008, a contract addendum was signed which eliminated the clause containing the percentage of profits payable up to a maximum of $2,000, and instead the Company agreed to pay Brenda a total of $2,000 for the group of claims. The Company had previously paid $1,205 as at December 31, 2008, and during 2009 the Company paid a further $795, resulting in no balance payable at December 31, 2009.

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 81

(b)     Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (“Soyopa”) to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Company shall be required to pay Global $1,000. The lands, claims and concessions have not been sold.

(c)     Compania Minera Las Torres, S.A. de C.V. (“Las Torres”)

On September 7, 2004, a subsidiary of the Company entered into a mining lease agreement with Las Torres to acquire the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico for a five year period. On September 4, 2009, the Company negotiated an extension of this agreement for an additional three year period. Under the terms of the agreement, the annual rent payments total $720 per year. In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350.00 per gold ounce and $5.50 per silver ounce, with a minimum annual royalty of $240. The royalty decreases to a 3.0% net smelter return for sales of gold and silver at or below $300.00 per gold ounce and $5.00 per silver ounce.

In addition, the Company is required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000 per year. In connection with the agreement, the Company has issued a letter of credit in the amount of $1,000 to Las Torres.

Pursuant to the mining lease agreement with Las Torres, minimum annual lease, processing and royalty payment commitments for successive years approximate:

Total
Payments
2010	$1,379
2011	2,000
2012	2,000
$5,379

Other contingencies

In March 2008, the Company was named as a defendant in a claim filed by Ed J. McKenna. The plaintiff was seeking, among other things, an order certifying the action as a class proceeding and $75 million in special and general damages and $5 million in punitive damages on behalf of the class. In July 2008, the claim was amended to, among other things, assert new claims and increase the damages sought from $80 million to $160 million. Management is of the opinion that the claim is without merit, and that a strong defence exists against the claim. Therefore, no provision for loss has been reflected in the accounts of the Company.

The Company is involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company's financial position, results of operations or cash flows.

Other commitments

At December 31, 2009, the Company has purchase commitments in the amount of approximately $0.9 million (2008 - $2.8 million) related to acquisitions of equipment. The equipment is expected to be delivered during the first half of 2010.

14.     Earnings per share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2009 of 125,688,993 (December 31, 2008 – 119,110,568). Diluted earnings per share is based on the assumption that options under the stock option plan have been exercised on the later of the beginning of the year and the date granted. As of December 31, 2009, 2,652,360 stock options (December 31, 2008 – 3,275,433) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

82 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

15.     Supplemental cash flow information

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Items not affecting cash:
Amortization, depletion and accretion	$43,018	$40,369
Amortization of transaction costs	1,006	55
Unrealized foreign exchange loss / (gain)	5,194	(22,405)
Share-based compensation, net of forfeitures	7,646	4,250
Employee future benefits	(160)	(1,019)
Future income tax expense / (recovery)	6,611	(10,738)
Other long-term obligations	1,451	(606)
Other long-term assets	807	226
Other non-cash items	93	-
	$65,666	$10,132

	December 31	December 31
	2009	2008
Change in non-cash operating working capital:
Receivables	$1,865	$(6,155)
Prepaids and deposits	(702)	(582)
Inventories	(2,565)	(8,229)
Payables and accruals	6,476	22,115
	$5,074	$7,149

Supplemental information:
Interest paid	$2,762	$2,527
Taxes paid	$1,364	$2,882
Non-cash transactions:
Acquisition of assets under capital lease	$17,092	$860

16.     Related party transactions

The Company had the following related party transactions, which were in the normal course of operations and measured at fair value:

	December 31	December 31
	2009	2008
(a) Production costs – labour	$25,797	$33,762
(a) Mining interests – labour	4,876	1,167
(b) Production costs – consumables	11,255	14,655
(c) Capital assets	-	94
	$41,928	$49,678

(a)

The Company paid a third party company related to a former director for the provision of workers in the Mexican operations at cost plus 8-10%. Effective October 1, 2009 the related contracts were re-negotiated, and as a result workers are now provided at cost plus 6-8%.

(b)	The Company paid two third party companies related to a former director for the provision of lime, lubricant and fuel. The prices of lubricant and fuel are regulated in Mexico.

(c)	The Company paid a former director, or a third party company related to a former director, for the provision and construction of production and support facilities and mineral properties.

In September 2009, the Company announced the resignations of the two members of the Board of Directors involved in the above transactions. As a result, effective the date of their resignations, the above are no longer considered related party transactions.

As at December 31, 2009, the Company had included $Nil (2008 - $1,922) in payables and accruals and $Nil (2008 - $1,022) in prepaids and deposits, representing amounts owing or paid to these related parties.

17.     Financial instruments and risk management

The Company's financial instruments consist of cash and cash equivalents, receivables, payables and accruals, long-term debt, obligations under capital leases and assets and liabilities arising from the use of derivative financial instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end rate in accordance with the Company's accounting policy as set out in Note 3(c) to these annual consolidated financial statements.

The Company does not have any derivative financial instruments outstanding as at December 31, 2009.

Fair values of financial instruments

The Company estimates that the fair value of its cash and cash equivalents, receivables, payables and accruals approximate the carrying value of the assets and liabilities due to the relatively short-term nature of these instruments. Long-term debt and lease obligations are measured at amortized cost using the effective interest method and there were no material differences between this amount and fair value at December 31, 2009. The Company's fair value estimates for derivative contracts are based on quoted market prices for comparable contracts. These estimates represent the amount that the Company would have received from (or paid to) a counterparty to settle the contract at the balance sheet date.

CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. The two types of inputs have created the following fair value hierarchy:

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 83

  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data or other means.
  Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company does not have any material financial assets or liabilities measured at fair value on a recurring basis as at December 31, 2009.

Risks

In the normal course of operations, the Company is exposed to commodity price, interest rate, foreign currency exchange rate, credit and liquidity risks. The Company has developed a risk management process to identify, analyze, and assess these risks, and has formed a Risk Committee to monitor these risks. The Board of Directors has overall responsibility for the oversight of the Company's risk management framework, and receives regular reports from the Risk Committee.

Commodity price risk

The profitability of the Company's mining operations will be significantly affected by changes in the market prices for gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for gold and silver, the level of interest rates, the rate of inflation, investment decisions by large holders of gold and silver, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2009, the Company did not have any commodity-related financial instruments outstanding.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates. If interest rates had been 50 basis points higher during the year ended December 31, 2009, equity and net earnings would have decreased by $162, arising mainly as a result of higher interest rates on variable borrowings. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect).

Foreign currency exchange rate risk

All metal sales revenues for the Company are denominated in US dollars (USD). The Company is primarily exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars (CAD) and Mexican pesos (MXN). These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At December 31, 2009, the Company's balance sheet exposure to foreign currency exchange rate risk in Canadian dollars and Mexican pesos was as follows:

	CAD	MXN
	(as restated)	(as restated)
Cash and cash equivalents	$1,358	$429,827
Receivables	1,239	135,539
Payables and accruals	(5,067)	(204,310)
Long-term debt and capital leases	(216)	-
Future income tax liabilities	-	(1,052,477)
Net balance sheet exposure	$(2,686)	$(691,421)

A 10% weakening / (strengthening) of these currencies against the US dollar at December 31st would have increased / (decreased) equity and net earnings by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

Equity / earnings
(as restated)
Translation of net CAD exposure	$233
Translation of net MXN exposure	4,812

During 2009, the Company entered into and exercised option contracts to hedge against the risk of an increase in the value of the Mexican peso versus the United States dollar. The Company had the right to purchase Mexican pesos amounting to $6,000 USD at a strike price of 14 pesos to 1 US dollar. These currency hedges were accounted for as cash flow hedges of salary and benefit costs denominated in Mexican pesos and settled at various dates between July 1, 2009 and December 31, 2009. Upon exercise of the options, the cumulative gain or loss within AOCI was reclassified to inventory to be recognized in income at the same time as the related production cost. Options exercised during 2009, after considering the premiums paid, resulted in an increase to inventories of $34.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents and receivables, the Company's credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

84 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including interest payments:

	Carrying	Contractual	Less than	6 - 12	1 - 2	2 – 5	More than
	amount	cash flows	6 months	months	years	years	5 years
Payables and accruals	$37,019	$37,019	$37,019	$-	$-	$-	$-
Long-term debt and capital leases	36,829	39,505	2,691	2,669	31,231	2,914	-
Employee future benefits	1,635	1,877	43	44	85	422	1,283
Other long-term obligations	4,372	5,343	763	-	763	2,290	1,527

	$79,855	$83,744	$40,516	$2,713	$32,079	$5,626	$2,810

18.     Capital management

The primary objective of managing the Company's capital is to ensure that there is sufficient available capital to support the funding requirements of the Company, including capital expenditures, in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company's overall capital management approach during the current year.

The capital of the Company consists of items included in Shareholders' equity and debt obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2009, the ratio of gross debt to total equity was 4.65% (December 31, 2008 – 5.95%), calculated as follows:

	December 31	December 31
	2009	2008
	(as restated)	(as restated)
Current portion of long-term debt	$4,398	$30,461
Long-term debt	32,431	7,991
Gross debt	36,829	38,452
Shareholders' equity	$792,337	$646,257
Gross debt / Shareholders' equity	4.65%	5.95%

19.     Segmented information

Information is reported on a mine by mine basis, and therefore the Company's operating segments are represented by the individual mines and the corporate operations. Revenue in both mining segments is derived from the sale of gold and silver.

The following are the operating results by segment:

FINANCIALS	TSX: GAM NYSE: GRS Annual Report 2009 GAMMON GOLD 85

			December 31, 2009
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$162,579	$44,222	$-	$206,801
Production costs	66,988	29,516	-	96,504
Refining costs	2,232	623	-	2,855
General and administrative	8,258	2,447	26,349	37,054
Amortization and depletion	30,861	11,963	130	42,954
	108,339	44,549	26,479	179,367
Earnings / (loss) before other items	$54,240	$(327)	$(26,479)	$27,434
Expenditures related to mining interests and property, plant and equipment	$68,048	$8,407	$406	$76,861
Total assets	$474,748	$386,719	$102,901	$964,368

			December 31, 2008
	Ocampo	El Cubo	Corporate	Total
Revenue from mining operations	$154,313	$58,209	$-	$212,522
Production costs	86,026	41,625	-	127,651
Refining costs	1,156	506	-	1,662
General and administrative	8,983	2,092	18,870	29,945
Amortization and depletion	26,267	13,967	146	40,380
	122,432	58,190	19,016	199,638
Earnings / (loss) before other items	$31,881	$19	$(19,016)	$12,884
Expenditures related to mining interests and property, plant and equipment	$50,419	$16,237	$185	$66,841
Total assets	$411,510	$383,929	$1,124	$796,563

All goodwill included on the balance sheet relates to the El Cubo operating segment.

The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

20.     Subsequent events

On March 16, 2010, the Ontario Superior Court of Justice certified the proposed class action commenced by Ed J. McKenna in 2008 in respect of investors who purchased securities through underwriters in Canada under the Company's April 2007 prospectus. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. Management continues to be of the opinion that the claim is without merit, and that a strong defence exists against the claim.

On March 23, 2010, the Company announced that it had entered into purchase option agreements on a group of properties called the Mezquite Project in Zacatecas State, Mexico. The option agreements include a series of option payments that total $1.4 million over a three year period.

21.     Comparative figures

Certain of the comparative figures for December 31, 2008 have been reclassified to conform with the financial statement presentation adopted for December 31, 2009.

86 GAMMON GOLD Annual Report 2009 TSX: GAM NYSE: GRS	NOTES

Board of Directors & Executive Management

Ronald Smith,
FCA, ICD.D
Interim Chairman
of the Board

George Elliott
Board Member

Terrence Cooper, Q.C.
Board Member

Kent Noseworthy
Board Member

Luis Chavez
Director of Mexican
Operations &
Board Member

René Marion
President,
Chief Executive Officer
& Board Member

Scott Perry
Executive Vice
President & Chief
Financial Officer

Russell Tremayne
Executive Vice
President & Chief
Operating Officer

Chris Boswick
Senior Vice President,
Technical Services

Peter Drobeck
Senior Vice President,
Exploration & Business
Development

Executive Office

56 Temperance Street, 5th Floor
Toronto, Ontario
Canada M5H 3V5
Tel: (416) 646-3825
Fax: (416) 646-3828
info@gammongold.com

Corporate Office

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
Canada B3J 2Z1
Tel: (902) 468-0614
Fax: (902) 468-0631
info@gammongold.com

Investor Relations

Tel: (902) 468-0614
www.gammongold.com
Stock Exchange Listings
New York Stock Exchange (GRS)
Toronto Stock Exchange (GAM)
Berlin Stock Exchange (GL7)

Share Information

As at March 31, 2010:
Shares Issued: 138,405,600
Fully diluted: 143,667,150

Auditors

KPMG, LLP
Suite 1500, Purdy's Wharf Tower One
1959 Upper Water Street
Halifax, Nova Scotia
Canada B3J 3N2

Annual & Special Meeting

The Annual & Special Meeting of the Shareholders of Gammon Gold Inc. (the "Corporation") will be held at the Fairmont Queen Elizabeth Hotel, in the Gatineau Room, 900 René Levesque Blvd. W. Montreal, Quebec H3B 4A5 on Thursday, May 13, 2010, at the hour of 9:00 am (Eastern Standard time).

Transfer Agent & Registrar

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec
Canada H3A 3S8